Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

LAKE HOLDINGS, LP

LAKE GUARANTOR, LLC

LAKE MERGER SUB I, INC.,

LAKE MERGER SUB II, LLC,

PLURALSIGHT, INC.

and

PLURALSIGHT HOLDINGS, LLC

Dated as of December 11, 2020

i

TABLE OF CONTENTS

(Continued)

ii

TABLE OF CONTENTS

(Continued)

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 11, 2020, by and among Lake Holdings, LP, a Delaware limited partnership (“Parent I”), and Lake Guarantor, LLC, a Delaware limited liability company (“Parent II” and together with Parent I, the “Parent Entities”), Lake Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Parent I (“Merger Sub I”), Lake Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent II (“Merger Sub II” and together with the Parent Entities and Merger Sub I, the “Buyer Parties”), Pluralsight, Inc., a Delaware corporation (the “Company”), and Pluralsight Holdings, LLC, a Delaware limited liability company and subsidiary of the Company (“Holdings” and together with the Company, the “Company Parties”). Each of Parent I, Parent II, Merger Sub I, Merger Sub II, the Company and Holdings are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in Article I.

RECITALS

A.    The Transaction Committee of the Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub I with and into the Company (the “Company Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved and adopted this Agreement and (iii) resolved to recommend that the Company Board approve and adopt this Agreement.

B.    The Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the Company Merger in accordance with the DGCL upon the terms and subject to the conditions set forth herein; (ii) approved and adopted this Agreement and approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Company Merger upon the terms and subject to the conditions set forth herein; and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement and approve the Company Merger in accordance with the DGCL.

C.    The Company, in its capacity as the sole manager of Holdings, has (i) determined that it is in the best interests of Holdings and its members, declared it advisable to enter into this Agreement providing for the merger of Merger Sub II with and into Holdings (the “Holdings Merger” and together with the Company Merger, the “Mergers”) in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) upon the terms and subject to the conditions set forth herein; and (ii) approved the execution and delivery of this Agreement by Holdings, the performance by Holdings of its covenants and other obligations hereunder, and the consummation of the Holdings Merger upon the terms and subject to the conditions set forth herein.

D.    Each of the general partner of Parent I, board of managers of Parent II and Merger Sub II, and the board of directors of Merger Sub I have (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Mergers upon the terms and subject to the conditions set forth herein.

E.    Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Parent Entities have delivered (i) a limited guaranty (the “Guaranty”) from Vista Equity Partners Fund VII, L.P. (the “Guarantor”) in favor of the Company Parties and pursuant to which, subject to the terms and conditions contained therein, the Guarantor is guaranteeing certain obligations of the Buyer Parties in connection with this Agreement; and (ii) a commitment letter among the Parent Entities and the Guarantor, pursuant to which the Guarantor has committed, subject to the terms and conditions thereof, to invest in the Parent Entities, directly or indirectly, the cash amounts set forth therein (the “Equity Commitment Letter”).

F.    Prior to the execution and delivery of this Agreement, and as a condition to the willingness of the Buyer Parties to enter into this Agreement, certain stockholders of the Company have entered into Voting Agreements (the “Voting Agreements”) in connection with the Mergers.

G.    The Buyer Parties and the Company Parties desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Mergers; and (ii) prescribe certain conditions with respect to the consummation of the Mergers.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Buyer Parties and the Company Parties agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1    Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a)    “Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement; or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receive material non-public information of or with respect to the Company Group to keep such information confidential; provided, however, that, in each case, the provisions contained therein are no less restrictive in any material respect to such counterparty (and any of its Affiliates and representatives named therein) than the terms of the Confidentiality Agreement, it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal.

(b)    “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by the Buyer Parties) to engage in an Acquisition Transaction.

(c)    “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated hereby) involving:

(i)    any direct or indirect purchase or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties or their Affiliates or any group that includes the Buyer Parties or their Affiliates), whether from the Company Parties or any other Person(s), of securities representing more than 15% of the total outstanding equity securities of the Company or Holdings (by vote or economic interests) after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than 15% of the total outstanding equity securities of the Company or Holdings (by vote or economic interests) after giving effect to the consummation of such tender or exchange offer;

(ii)    any direct or indirect purchase, license or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons of assets constituting or accounting for more than 15% of the consolidated assets, revenue or net income of the Company Group, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or

(iii)    any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company Parties pursuant to which any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons would hold securities representing more than 15% of the total outstanding equity securities of the Company or Holdings (by vote or economic interests) after giving effect to the consummation of such transaction.

(d)    “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(e)    “Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other laws, whether in any domestic or foreign jurisdiction, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Mergers.

(f)    “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company Group as of December 31, 2019 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2019.

(g)    “Business Day” means each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of San Francisco is closed.

(h)    “Business Systems” means all computer hardware (whether general or special purpose), electronic data processing systems, information technology systems, , and computer systems, including any outsourced electronic data processing, information technology, or computer systems that are owned or used by or for any of the Company Group in the conduct of the business of the Company Group.

(i)    “Capped Call Documentation” means the letter agreements related to call options on the Company’s common stock relating to $550,000,000 principal amount of 0.375% Convertible Senior Notes due 2024, each dated March 6, 2019, and the letter agreements related to call options on the Company’s common stock relating to $83,500,000 principal amount of 0.375% Convertible Senior Notes due 2024, each dated March 7, 2019, entered into by the Company with each of Morgan Stanley & Co. LLC, JPMorgan Chase Bank, National Association, London Branch, Barclays Bank PLC, Bank of America, N.A. and Citibank, N.A., in connection with the offering of the Convertible Notes, in each case, as amended, restated, supplemented, or otherwise modified on or prior to the date hereof.

(j)    “Capped Call Transactions” means the transactions contemplated by the Capped Call Documentation.

(k)    “Cash on Hand” means all cash, cash equivalents, marketable securities and short-term investments of the Company Group, in each case determined in accordance with GAAP and expressed in U.S. dollars. For the avoidance of doubt, “Cash on Hand” shall be calculated net of issued but uncleared checks and drafts and shall include checks, other wire transfers and drafts deposited or available for deposit in the accounts of the Company Group.

(l)    “Code” means the Internal Revenue Code of 1986, as amended.

(m)    “Company Board” means the Board of Directors of the Company.

(n)    “Company Capital Stock” means the Company Common Stock, the Company Class B Stock, the Company Class C Stock and the Company Preferred Stock.

(o)    “Company Class B Stock” means the Class B Common Stock, par value $0.0001 per share, of the Company.

(p)    “Company Class C Stock” means the Class C Common Stock, par value $0.0001 per share, of the Company.

(q)    “Company Common Stock” means the Class A Common Stock, par value $0.0001 per share, of the Company.

(r)    “Company Equity Plans” means the equity plans set forth in Section 1.1(r) of the Company Disclosure Letter that provide for the issuance of any Company Options, Company PSUs or Company RSUs.

(s)    “Company Excluded Parties” means any party to the TRA (other than the Company and Holdings), any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act and any other Company Stockholder known by the Company’s Chief Executive Officer, Chief Legal Officer or Corporate Secretary, to be an Affiliate or immediate family member (as defined in Item 404 of Regulation S-K promulgated by the SEC) of any of the foregoing.

(t)    “Company Group” means the Company Parties and their respective Subsidiaries.

(u)    “Company Intellectual Property” means any Intellectual Property that is owned by the Company Group.

(v)    “Company Material Adverse Effect” means any change, event, violation, inaccuracy, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that have occurred on or prior to the date of determination of the occurrence of the Company Material Adverse Effect, is or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company Group, taken as a whole; provided, however, that none of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i)    changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

(ii)    changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings in the United States or any other country; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii)    changes in conditions in the industries in which the Company Group generally conducts business, including changes in conditions in the cloud computing industry;

(iv)    changes in regulatory, legislative or political conditions in the United States or any other country or region in the world;

(v)    any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world;

(vi)    earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks (including COVID-19) and other force majeure events in the United States or any other country or region in the world;

(vii)    any COVID-19 Measures, including any Effect with respect to COVID-19 Measures;

(viii)    any Effect resulting from the announcement of this Agreement or the pendency of the Mergers and the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with employees, suppliers, customers, partners, vendors or any other third Person (other than for purposes of any representation or warranty contained in Section 3.5);

(ix)    the compliance by any Party with the terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement;

(x)    any action taken or refrained from being taken, in each case to which Parent I has expressly approved, consented to or requested in writing following the date hereof;

(xi)    changes or proposed changes in GAAP or other accounting standards or in any applicable laws or regulations (or the enforcement or interpretation of any of the foregoing);

(xii)    changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xiii)    any failure, in and of itself, by the Company Group to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xiv)    the availability or cost of equity, debt or other financing to the Buyer Parties;

(xv)    any Transaction Litigation or other Legal Proceeding threatened, made or brought by any of the current or former Company Stockholders (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Company Board arising out of the Mergers or any other transaction contemplated by this Agreement; and

(xvi)    any matters expressly disclosed in the Company Disclosure Letter;

except, with respect to clauses (i), (ii), (iii), (iv), (v), (vi) and (xi), to the extent that such Effect has had a materially disproportionate adverse effect on the Company relative to other companies of a similar size operating in the industries in which the Company Group conducts business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect.

(w)    “Company Options” means any options to purchase shares of Company Common Stock granted under any of the Company Equity Plans.

(x)    “Company Preferred Stock” means the Preferred Stock, par value $0.0001 per share, of the Company.

(y)    “Company PSUs” means any performance stock units granted under any of the Company Equity Plans.

(z)    “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, any member of the Company Group.

(aa)    “Company RSUs” means any restricted stock units granted under any of the Company Equity Plans.

(bb)    “Company Stockholders” means the holders of shares of Company Capital Stock.

(cc)    “Continuing Employees” means each individual who is an employee of the Company Group immediately prior to the Company Merger Effective Time and continues to be an employee of the Parent Entities or one of their Subsidiaries (including the Surviving Entities) on and immediately following the Company Merger Effective Time.

(dd)    “Contract” means any (i) written contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or (ii) other binding agreement.

(ee)    “Convertible Notes” means the 0.375% Convertible Senior Notes due 2024 issued by the Company pursuant to the Indenture.

(ff)    “COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks, or any escalation or worsening of any of the foregoing (including any subsequent waves).

(gg)    “COVID-19 Measures” means any public health, quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar law, requirement, directive or mandate promulgated by any Governmental Authority, in each case in connection with or in response to COVID-19.

(hh)    “Data Security Requirements” means, collectively, all of the following to the extent relating to privacy, data protection, security, or security breach notification requirements with respect to data Processing and applicable to the Company Group: (i) the Company Group’s own published rules, policies, and procedures; (ii) all applicable laws, rules and regulations, including the California Consumer Privacy Act (CCPA), the Privacy and Electronic Communications Directive (2002/58/EC) (the “ePrivacy Directive”), and the General Data Protection Regulation (2016/679) (the “GDPR”) and any national legislation implementing or supplementing the ePrivacy Directive or the GDPR; (iii) the Payment Card Industry Data Security Standard (PCI DSS); and (iv) provisions of Contracts into which any of the Company Group has entered or by which it is otherwise bound.

(ii)    “DOJ” means the United States Department of Justice or any successor thereto.

(jj)    “Environmental Law” means any applicable law (including common law) or order relating to pollution, the protection of the environment (including ambient air, surface water, groundwater or land) or exposure of any Person with respect to Hazardous Substances or otherwise relating to the production, use, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances, or the investigation, clean-up or remediation thereof.

(kk)    “ERISA” means the Employee Retirement Income Security Act of 1974.

(ll)    “Exchange Act” means the Securities Exchange Act of 1934.

(mm)    “FCPA” means the Foreign Corrupt Practices Act of 1977.

(nn)    “Financing Sources” means the Persons (other than the Parent Entities, Guarantor and their Affiliates), if any, that provide the Debt Financing in connection with the Mergers and any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and their and their Affiliates’ current, former and future officers, directors, general or limited partners, shareholders, members, controlling persons, employees, agents and representatives involved in the Debt Financing and the successors and assigns of each of the foregoing.

(oo)    “Foreign Investment Laws” means laws in any jurisdiction, that are designed or intended to prohibit, restrict, or regulate direct or indirect acquisitions, investments or ownership or control of assets by a foreign investor.

(pp)    “FTC” means the United States Federal Trade Commission or any successor thereto.

(qq)    “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(rr)    “Government Contract” means any Contract for the sale of supplies or services currently in performance or that has not been closed that is between the Company Group and a Governmental Authority or entered, to the Knowledge of the Company, into by the Company Group as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Authority.

(ss)    “Governmental Authority” means any government, governmental or regulatory entity or body, department, commission, bureau, council, board, agency or instrumentality, and any court, tribunal, arbitrator or arbitral body (public or private) or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign.

(tt)    “Hazardous Substance” means any substance, material or waste that is characterized or regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” or for which liability or standards of conduct may be imposed pursuant to any Environmental Law, including petroleum and petroleum products, polychlorinated biphenyls, per- and polyfluoroalkyl substances and friable asbestos.

(uu)    “Holdings Equity Plans” means the equity plans set forth in Section 1.1(rr) of the Company Disclosure Letter that provide for the issuance of any Holdings RSUs.

(vv)    “Holdings Incentive Units” means any units of Holdings originally granted under the Pluralsight, LLC Incentive Unit Plan (as amended from time to time).

(ww)    “Holdings RSUs” means any restricted stock units of Holdings originally granted under the Holdings Equity Plans.

(xx)    “Holdings Unit” means a Common Unit of Holdings.

(yy)    “Holdings Unit Redemption” means any redemption or exchange of Holdings Units pursuant to and in accordance with the terms of the Holdings LLCA.

(zz)    “Holdings Unitholders” means the holders of Holdings Units.

(aaa)    “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(bbb)    “In-the-Money Company Options” means Company Options with an exercise price per share less than the Per Share Price.

(ccc)    “Indebtedness” means any of the following liabilities or obligations: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith); (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case whether or not drawn, contingent or otherwise); (iv) liabilities pursuant to capitalized leases; (v) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (vi) deferred purchase price liabilities related to past acquisitions; (vii) payment obligations arising in connection with earnouts or other contingent payment obligations under Contracts (other than contingent indemnification obligations that have not matured and as to which no claims have been made, or to the Knowledge of the Company, threatened); (viii) liabilities arising from any breach of any of the foregoing; and (ix) indebtedness of others guaranteed by the Company Group or secured by any lien or security interest on the assets of the Company Group.

(ddd)    “Indenture” means the Indenture, dated as of March 11, 2019, by and between the Company and U.S. Bank National Association, as trustee (as amended or supplemented prior to the date of this Agreement).

(eee)    “Intellectual Property” means the rights associated with the following: (i) all United States and foreign patents and applications therefor (“Patents”); (ii) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world (“Copyrights”); (iii) trademarks, service marks, trade dress rights, domain name registrations, and similar designation of origin and rights therein (“Marks”); (iv) all rights in mask works, and all mask work registrations and applications therefor; (v) rights in Software, trade secrets and confidential information; (vi) rights of publicity; and (vii) any other intellectual property or proprietary rights or similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

(fff)    “IRS” means the United States Internal Revenue Service or any successor thereto.

(ggg)    “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the Company’s Chief Executive Officer; Chief Financial Officer; Chief Revenue Officer; Chief Marketing Officer; Chief People Officer; Chief Technology Officer and Chief Legal Officer, in each case after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question. With respect to matters involving Intellectual Property, Knowledge does not require the Company, or any of its directors, officer or employees, to have conducted or have obtained any freedom-to-operate opinions or any Patent, Mark or other Intellectual Property clearance searches, and if not conducted or obtained, no knowledge of any third Person Patents, Mark or other Intellectual Property that would have been revealed by such opinions or searches will be imputed to the Company or any of its directors, officers or employees.

(hhh)    “Legal Proceeding” means any claim, action, charge, audit, lawsuit, litigation, investigation (to the Knowledge of the Company, as used in relation to the Company Group) or other similarly formal legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(iii)    “Material Contract” means any of the following Contracts:

(i)    any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company Group, taken as a whole;

(ii)    any employment, management, severance, retention, transaction bonus, change in control compensation, individual consulting, relocation, repatriation or expatriation Contract (other than Contracts terminable at will upon 30 days or less notice by the Company or one of its Subsidiaries without the payment of severance or any other material payment) pursuant to which the Company or one of its Subsidiaries has continuing obligations as of the date hereof with any executive officer or other employee at the vice president level or above, or any member of the Company Board;

(iii)    any material Contract with any of the 20 largest customers of the Company Group, taken as a whole, determined on the annual recurring revenue of the Company Group attributable to such customers pursuant to such Contracts in effect as of the date of this Agreement;

(iv)    any material Contract with any of the top 10 resellers or distributors of the Company Group, taken as a whole, determined on the basis of the annual recurring revenue of the Company Group attributable to such resellers, or distributors pursuant to such Contracts in effect as of the date of this Agreement;

(v)    any material Contract with any of the top 10 vendors to the Company Group, taken as a whole, determined on the basis of expenditures by the Company Group, taken as a whole, for the twelve months ended December 31, 2019 and the nine months ended September 30, 2020 (the customers, vendors, resellers and distributors in clauses (iii) through (v), collectively, “Material Relationships”);

(vi)    subject to the exclusions in Section 3.16(f), any IP Contract;

(vii)    any Contract containing any covenant or other provision (A) limiting the right of the Company Group to engage in any material line of business or to compete with any Person in any line of business that is material to the Company Group; (B) prohibiting the Company Group from engaging in any business with any Person or levying a fine, charge or other payment for doing so; or (C) containing and limiting the right of the Company Group pursuant to any “most favored nation” or “exclusivity” provisions, in each case of the above other than any such Contracts that (1) may be cancelled without material liability to the Company or its Subsidiaries upon notice of 90 days or less, or (2) are not material to the Company Group, taken as a whole;

(viii)    any Contract (A) relating to the disposition or acquisition of assets by the Company Group with a value or purchase price greater than $5,000,000 after the date hereof other than in the ordinary course of business; or (B) pursuant to which the Company Group will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company;

(ix)    any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit or other Indebtedness, in each case in excess of $5,000,000 other than (A) accounts receivables and payables in the ordinary course of business; (B) loans to Subsidiaries of the Company in the ordinary course of business; and (C) extensions of credit to customers in the ordinary course of business;

(x)    any Lease or Sublease set forth in Section 3.14(b) or Section 3.14(c) of the Company Disclosure Letter;

(xi)    any Contract providing for cash severance payments in excess of $200,000 (other than those pursuant to which severance is required by applicable law);

(xii)    any Contract providing for indemnification of any officer, director or employee by the Company Group, other than Contracts entered into on substantially the same form as the Company Group’s standard forms previously made available to the Parent Entities;

(xiii)    any Contract that is an agreement in settlement of a dispute that imposes material obligations on the Company Group after the date hereof;

(xiv)    any Collective Bargaining Agreement;

(xv)    any Government Contract active in performance representing annual recurring revenue of the Company Group as of the date of this Agreement in excess of $500,000 with a Governmental Authority that has Contracts with the Company Group representing aggregate annual recurring revenue of the Company Group as of the date of this Agreement in excess of $1,000,000; and

(xvi)    any Contract that involves a joint venture entity, limited liability company or legal partnership (excluding, for avoidance of doubt, reseller agreements and other commercial agreements that do not involve the formation of an entity with any third Person).

(jjj)    “Nasdaq” means The Nasdaq Stock Market and any successor stock exchange.

(kkk)    “Open Source Software” shall mean any Software (in source or object code form) that is licensed pursuant to (i) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), (ii) any license commonly referred to as a “free software” or “open source” license by the Open Source Foundation or the Free Software Foundation or (iii) any license to Software that conditions any rights granted in such license on the disclosure, distribution, or licensing of any other Software (other than the licensed Software in its unmodified form).

(lll)    “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests that are not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) liens imposed by applicable law (other than Tax law); (v) pledges or deposits to secure obligations pursuant to workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use or value of the applicable property owned, leased, used or held for use by the Company Group; (viii) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports filed as of the date hereof; (ix) liens pursuant to the Indenture; (x) licenses to Company Intellectual Property; (xi) any other liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business, and that would not, individually or in the aggregate, have a material effect on the Company Group, taken as a whole; (xii) statutory, common law or contractual liens (or other encumbrances of any type) of landlords or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company Group; (xiii) COVID-19 Measures restricting the access or use of any Leased Real Property; or (xiv) liens (or other encumbrances of any type) that do not materially and adversely affect the use or operation of the property subject thereto.

(mmm)    “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(nnn)    “Personally Identifiable Information” means all data relating to an identified or identifiable natural person (i.e., data that identifies an individual or, in combination with any other information or data, is capable of identifying an individual) or which is otherwise classified as ‘personal data’ or ‘personally identifiable information’ under applicable law.

(ooo)    “Processed” or “Processing” means to store, collect, copy, process, transfer, transmit, display, access, use, adapt, record, retrieve, organize, structure, erase or disclose, or which is otherwise defined as ‘processed’ or ‘processing’ under applicable law.

(ppp)    “Registered Intellectual Property” means all United States, international and foreign (i) Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including domain name registrations and intent-to-use applications, or other registrations or applications related to Marks); and (iii) registered Copyrights and applications for Copyright registration.

(qqq)    “Sanctioned Country” means any country or region that is, or has been in the last five years, the subject or target of a comprehensive embargo under Trade Control Laws (including Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine).

(rrr)    “Sanctioned Person” means any Person that is the subject or target of sanctions under Trade Control Laws including: (i) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list; (ii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.

(sss)    “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

(ttt)    “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(uuu)    “Securities Act” means the Securities Act of 1933, as amended.

(vvv)    “Software” means all computer software (in object code or source code format), associated databases, and related documentation and materials.

(www)    “Specified Data Breach” means the actual or reasonably suspected unauthorized (i) disclosure of Personally Identifiable Information in the possession, custody or control of any member of the Company Group or any Person acting on their behalf; or (ii) access, use, theft, transmission or transfer of Personally Identifiable Information Processed by or in the possession, custody or control of any member of the Company Group that, in the case of each of clauses (i) or (ii), would reasonably be expected to (A) negatively impact in any material respect, the business, reputation, or results of operation of the Company Group; or (B) result in any member of the Company Group having any material obligation under applicable law to provide notification regarding, or take remedial steps with respect to, any of the foregoing to any Governmental Authority or third party.

(xxx)     “Subsidiary” of any Person means (i) a corporation of which more than 50% of the combined voting power of the outstanding voting equity securities of such corporation is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the manager or managing member and has the power to direct the policies, management and affairs of such limited liability company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof. Notwithstanding anything to the contrary in this Agreement, for purposes of this Agreement, (A) Holdings will be deemed to be a Subsidiary of the Company and (B) following the Closing, the Surviving Entities and their Subsidiaries will be deemed to be a Subsidiary of each of the Parent Entities.

(yyy)    “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal (including certainty of closing) and the identity of the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board (or a committee thereof) deems relevant, and if consummated, would be more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Mergers (taking into account any revisions to this Agreement made or proposed in writing by the Parent Entities prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to (i) “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%” and (ii) “the Company or Holdings (by vote or economic interests)” will be deemed to be references to “the aggregate voting power of the Company or the economic ownership of the Company and Holdings taken as a whole.”

(zzz)    “Tax” means any United States federal, state, local and non-United States taxes, assessments and similar governmental charges and impositions in the nature of taxes (including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation and value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts).

(aaaa)    “Third-Party Content” means any data, information (including Personally Identifiable Information), material, or content posted, transmitted, displayed, or otherwise made available by a Person other than a member of the Company Group, in whole or in part, via any license, reseller or revenue share arrangement, services agreement, website, Software or other technology or service (together in each case with information derived therefrom) which has been obtained, made available or derived in any manner (including through scraping) by or for the Company Group or its business or any of the Company Group’s products or in order to receive services from the Company Group.

(bbbb)    “Transaction Litigation” means any Legal Proceeding commenced or threatened by any Person (including any current or former holder of Company Capital Stock, Holdings Units or any other securities of any member of the Company Group) against a Party or any of its Subsidiaries or any of its or their Representatives or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or any of its or their Representatives, in each case in connection with, arising from or otherwise relating to or regarding the Mergers or any other transaction contemplated by this Agreement, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Proxy Statement, any Other Required Company Filing or any other communications to the Company Stockholders, other than any Legal Proceedings among the Parties or with the Financing Sources related to this Agreement, the Guaranty or the Equity Commitment Letter.

(cccc)    “Vested Company Option” means a Company Option that is unexpired, unexercised, outstanding, and vested as of immediately prior to the Company Merger Effective Time or that vests as a result of the consummation of the transactions contemplated hereby (and without any additional action by the Company, the Company Board or a committee thereof, including to the extent that any other conditions for vesting have been satisfied on, prior to or in connection with the Company Merger Effective Time).

(dddd)    “Vested Company PSU” means a Company PSU that is unexpired, unexercised, outstanding, and vested as of immediately prior to the Company Merger Effective Time or that vests as a result of the consummation of the transactions contemplated hereby (and without any additional action by the Company, the Company Board or a committee thereof, including to the extent that any other conditions for vesting have been satisfied on, prior to or in connection with the Company Merger Effective Time).

(eeee)    “Vested Company RSU” means a Company RSU that is unexpired, unexercised, outstanding, and vested as of immediately prior to the Company Merger Effective Time or that vests as a result of the consummation of the transactions contemplated hereby (and without any additional action by the Company, the Company Board or a committee thereof, including to the extent that any other conditions for vesting have been satisfied on, prior to or in connection with the Company Merger Effective Time).

(ffff)    “Vested Holdings Incentive Unit” means a Holdings Incentive Unit that is unexpired, unexercised, outstanding, and vested as of immediately prior to the Holdings Merger Effective Time or that vests as a result of the consummation of the transactions contemplated hereby (and without any additional action by the Company or Holdings, including to the extent that any other conditions for vesting have been satisfied on, prior to or in connection with the Holdings Merger Effective Time).

(gggg)    “Vested Holdings RSU” means a Holdings RSU that is unexpired, unexercised, outstanding, and vested as of immediately prior to the Holdings Merger Effective Time or that vests as a result of the consummation of the transactions contemplated hereby (and without any additional action by the Company or Holdings, including to the extent that any other conditions for vesting have been satisfied on, prior to or in connection with the Holdings Merger Effective Time).

(hhhh)    “WARN” means the United States Worker Adjustment and Retraining Notification Act of 1988 and any similar foreign, state or local law, regulation or ordinance.

1.2    Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Additional Stockholder Approval	3.4
Advisor	3.3(a)
Agreement	Preamble
Alternative Acquisition Agreement	5.3(a)
Anti-Corruption Laws	3.26(b)
Buyer Parties	Preamble
Bylaws	3.1
Capitalization Date	3.7(a)
Cash Replacement Company PSU Amounts	2.8(b)(ii)
Cash Replacement Company RSU Amounts	2.8(a)(ii)
Cash Replacement Holdings Incentive Unit Amounts	2.8(e)(ii)
Cash Replacement Holdings RSU Amounts	2.8(d)(ii)
Cash Replacement Option Amounts	2.8(c)(i)

Term	Section Reference
Certificates	2.9(c)
Charter	2.5(a)
Chosen Courts	9.10(a)
Class B Per Share Price	2.7(b)(iii)
Class C Per Share Price	2.7(b)(iv)
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreement	3.19(a)
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(c)(i)
Company Certificate of Merger	2.2(b)
Company Disclosure Letter	Article III
Company Equity Awards	3.7(b)
Company Liability Limitation	8.3(e)(ii)
Company Merger	Recitals
Company Merger Effective Time	2.2(b)
Company Parties	Preamble
Company Plans	6.11(c)
Company Related Parties	8.3(e)(ii)
Company SEC Reports	3.9
Company Securities	3.7(c)
Company Stockholder Meeting	6.4(a)
Company Termination Fee	8.3(b)(i)
Comparable Plans	6.11(c)
Confidentiality Agreement	9.4
Consent	3.6
Continuation Period	6.11(c)
Copyrights	1.1(eee)
D&O Insurance	6.10(c)
Debt Financing	6.6(a)(i)
DGCL	Recitals
Dissenting Company Shares	2.7(d)(i)
DLLCA	Recitals
DPA	3.26(g)
DTC	2.9(d)
DTC Payment	2.9(d)
Effect	1.1(v)
Electronic Delivery	9.13
Employee Plans	3.18(a)
Enforceability Limitations	3.2
ePrivacy Directive	1.1(hh)
Equity Commitment Letter	Recitals
Equity Financing	4.11(a)
ERISA Affiliate	3.18(a)
ESPP	2.8(h)
Exchange Fund	2.9(b)
GDPR	1.1(hh)

Term	Section Reference
Government Closure	6.2(a)
Guarantor	Recitals
Guaranty	Recitals
Holdings	Preamble
Holdings Certificate of Merger	2.2(a)
Holdings LLCA	3.1
Holdings Merger	Recitals
Holdings Merger Effective Time	2.2(a)
Indemnified Persons	6.10(a)
International Employee Plans	3.18(a)
Intervening Event	5.3(d)(i)
IP Contracts	3.16(f)
Lease	3.14(b)
Leased Real Property	3.14(b)
LLC Agreement	2.5(d)
Marks	1.1(eee)
Material Relationships	1.1(iii)(v)
Maximum Annual Premium	6.10(c)
Mergers	Recitals
Merger Sub I	Preamble
Merger Sub II	Preamble
New Plans	6.11(d)
Notice Period	5.3(d)(ii)(3)
Old Plans	6.11(d)
Other Required Company Filing	6.3(b)
Other Required Parent Filing	6.3(c)
Owned Company Share	2.7(b)(v)
Owned Holdings Unit	2.7(a)(iii)
Parent Disclosure Letter	Article IV
Parent Entities	Preamble
Parent Liability Limitation	8.3(e)(i)
Parent Related Parties	8.3(e)(i)
Party	Preamble
Patents	1.1(eee)
Payment Agent	2.9(a)
Per Share Price	2.7(b)(ii)
Per Unit Price	2.7(a)(ii)
Permits	3.20
Proxy Statement	6.3(a)
Recent SEC Reports	Article III
Reimbursement Obligations	6.6(g)
Representatives	5.3(a)
Requisite Stockholder Approval	3.4
Statutory Stockholder Approval	3.4
Sublease	3.14(c)
Surviving Corporation	2.1(b)
Surviving Entities	2.1(b)
Surviving LLC	2.1(a)

Term	Section Reference
Tax Returns	3.17(a)
Termination Date	8.1(c)
Trade Control Laws	3.26(a)
Uncertificated Shares	2.9(c)
Uncertificated Units	2.9(c)
Unvested Company Option	2.8(c)(i)
Unvested Company PSUs	2.8(b)(ii)
Unvested Company RSU	2.8(a)(ii)
Unvested Holdings Incentive Unit	2.8(e)(ii)
Unvested Holdings RSU	2.8(d)(ii)
Vested Company PSU Consideration	2.8(b)(i)
Vested Company RSU Consideration	2.8(a)(i)
Vested Company Option Consideration	2.8(c)(i)
Vested Holdings Incentive Unit Consideration	2.8(e)(i)
Vested Holdings RSU Consideration	2.8(d)(i)
Voting Agreements	Recitals

1.3    Certain Interpretations.

(a)    When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated, and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b)    When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.” When used herein, the phrase “the date hereof” means “the date of this Agreement.”

(c)    Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d)    The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e)    When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f)    The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g)    When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h)    Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such entity.

(i)    When used herein, references to “ordinary course” or “ordinary course of business” will be construed to mean “ordinary course of business, consistent with past practices.”

(j)    A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in that Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. A reference to “law” will refer to any legislation, statute, law (including common law), ordinance, rule, regulation or stock exchange listing requirement, as applicable. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, and any exhibits, schedules, annexes, statements of work, riders and other documents attached thereto.

(k)    All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP. An item arising with respect to a specific representation or warranty will be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent that any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that is specifically related to such item; or (ii) such item is specifically set forth on the balance sheet or financial statements or is specifically set forth in the notes thereto (provided that an amount with respect to such item is included in such notes), in each case of clauses (i) and (ii), if an amount is so shown or set forth on such balance sheet or financial statement or notes thereto, solely to the extent of such amount.

(l)    The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m)    The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following May 18 is June 18 and one month following May 31 is July 1). When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(n)    The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and therefore waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o)    No summary of this Agreement or any Exhibit or Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(p)    The information contained in this Agreement and in the Company Disclosure Letter and Parent Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of law or breach of contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement. Disclosure of any information or document in the Company Disclosure Letter is not a statement or admission that it is material or required to be disclosed in the Company Disclosure Letter. Nothing in the Company Disclosure Letter constitutes an admission against the Company’s interest or represents the Company’s legal position or legal rights on the matter so disclosed. No reference in this Agreement to dollar amount thresholds will be deemed to be evidence of a Company Material Adverse Effect or materiality.

(q)    The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

(r)    Documents or other information or materials will be deemed to have been “made available,” “furnished,” “provided,” or “delivered” by the Company if such documents, information or materials have been physically or electronically delivered to the relevant Party prior to the date of this Agreement, including by being posted to a virtual data room managed by the Company at www.dfsvenue.com prior to 5:00 PM Pacific time on December 9, 2020 or filed with or furnished to the SEC and available on EDGAR.

(s)    References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by Electronic Delivery. “Written” will be construed in the same manner.

ARTICLE II

THE MERGERS

2.1    The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DLLCA, at the Holdings Merger Effective Time, (i) Merger Sub II will be merged with and into Holdings; (ii) the separate existence of Merger Sub II will thereupon cease; and (iii) Holdings will continue as the surviving entity of the Holdings Merger. Holdings, as the surviving entity of the Holdings Merger, is sometimes referred to herein as the “Surviving LLC.”

(b)    Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Company Merger Effective Time, (i) Merger Sub I will be merged with and into the Company; (ii) the separate corporate existence of Merger Sub I will thereupon cease; and (iii) the Company will continue as the surviving corporation of the Company Merger. The Company, as the surviving corporation of the Company Merger, is sometimes referred to herein as the “Surviving Corporation” and together with the Surviving LLC, the “Surviving Entities.”

2.2    The Effective Times.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent II, Merger Sub II and Holdings will cause the Holdings Merger to be consummated pursuant to the DLLCA by filing a certificate of merger in customary form and substance (the “Holdings Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent II, Merger Sub II and Holdings and specified in the Holdings Certificate of Merger, being referred to herein as the “Holdings Merger Effective Time”).

(b)    Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, immediately after the Holdings Certificate of Merger has been filed pursuant to Section 2.2(a), Parent I, Merger Sub I and the Company will cause the Company Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Company Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent I, Merger Sub I and the Company and specified in the Company Certificate of Merger, being referred to herein as the “Company Merger Effective Time”); provided that the Company Merger Effective Time shall occur immediately after the Holdings Merger Effective Time.

2.3    The Closing. The consummation of the Mergers (the “Closing”) shall take place by the remote exchange of electronic copies of documents and signatures (including by Electronic Delivery) on a date to be agreed upon by Parent I and the Company that is no later than (a) the second Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and/or date as Parent I and the Company mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4    Effect of the Mergers. At the Holdings Merger Effective Time, the effect of the Holdings Merger will be as provided in this Agreement and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Holdings Merger Effective Time all (a) of the property, rights, privileges, powers and franchises of Holdings and Merger Sub II will vest in the Surviving LLC; and (b) debts, liabilities and duties of Holdings and Merger Sub II will become the debts, liabilities and duties of the Surviving LLC. At the Company Merger Effective Time, the effect of the Company Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub I will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub I will become the debts, liabilities and duties of the Surviving Corporation.

2.5    Certificate of Incorporation and Bylaws; Organizational Documents.

(a)    Surviving Corporation Certificate of Incorporation. At the Company Merger Effective Time, subject to the provisions of Section 6.10(a), the Amended and Restated Certificate of Incorporation of the Company, as amended and corrected (the “Charter”), will be amended and restated in its entirety to read substantially identically to the certificate of incorporation of Merger Sub I as in effect immediately prior to the Company Merger Effective Time, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation; provided, however, that at the Company Merger Effective Time the certificate of incorporation of the Surviving Corporation will be amended so that the name of the Surviving Corporation will be “Pluralsight, Inc.”

(b)    Surviving Corporation Bylaws. At the Company Merger Effective Time, subject to the provisions of Section 6.10(a), the bylaws of Merger Sub I, as in effect immediately prior to the Company Merger Effective Time, will become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

(c)    Surviving LLC Certificate of Formation. At the Holdings Merger Effective Time, the certificate of formation of Holdings, as in effect immediately prior to the Holdings Merger Effective Time, will remain unchanged and will become the certificate of formation of the Surviving LLC until thereafter amended in accordance with the applicable provisions of the DLLCA.

(d)    Surviving LLC Agreement. At the Holdings Merger Effective Time, subject to the provisions of Section 6.10(a), the limited liability company agreement of Merger Sub II, as in effect immediately prior to the Holdings Merger Effective Time, will become the limited liability company agreement of the Surviving LLC (the “LLC Agreement”) until thereafter amended in accordance with the applicable provisions of the DLLCA and the LLC Agreement.

2.6    Directors and Officers.

(a) Directors of the Surviving Corporation. At the Company Merger Effective Time, the initial directors of the Surviving Corporation will be the directors of Merger Sub I as of immediately prior to the Company Merger Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b)    Officers of the Surviving Corporation. At the Company Merger Effective Time, the initial officers of the Surviving Corporation will be the officers of Merger Sub I as of immediately prior to the Company Merger Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed.

(c)    Officers of the Surviving LLC. At the Holdings Merger Effective Time, the initial officers of the Surviving LLC will be the officers of Merger Sub II as of immediately prior to the Holdings Merger Effective Time, each to hold office in accordance with the LLC Agreement until their respective successors are duly appointed.

2.7    Effect of Mergers on Holdings Units and Company Capital Stock.

(a)    Holdings Units. At the Holdings Merger Effective Time, by virtue of the Holdings Merger and without any action on the part of the Buyer Parties, the Company Parties or the holders of any of the following securities, the following will occur:

(i)    each unit of limited liability company interests of Merger Sub II that is outstanding as of immediately prior to the Holdings Merger Effective Time will be converted into one unit of limited liability company interests of the Surviving LLC, and thereupon each unit representing ownership of such limited liability company interests of Merger Sub II will thereafter represent ownership of limited liability company interests of the Surviving LLC;

(ii)    each Holdings Unit that is outstanding as of immediately prior to the Holdings Merger Effective Time (other than Owned Holdings Units) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $20.26, without interest thereon (the “Per Unit Price”), in accordance with the provisions of Section 2.9; and

(iii)    each Holdings Unit that is held by the Company Parties as of immediately prior to the Holdings Merger Effective Time (an “Owned Holdings Unit”) will be converted into one unit of limited liability company interests of the Surviving LLC, and thereupon each unit representing ownership of such Holdings Unit will thereafter represent ownership of limited liability company units of the Surviving LLC.

(b)    Company Capital Stock. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of the Buyer Parties, the Company Parties or the holders of any of the following securities, the following will occur:

(i)    each share of common stock, par value $0.0001 per share, of Merger Sub I that is outstanding as of immediately prior to the Company Merger Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Merger Sub I will thereafter represent ownership of shares of common stock of the Surviving Corporation;

(ii)    each share of Company Common Stock that is outstanding as of immediately prior to the Company Merger Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $20.26, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11);

(iii)    each share of Company Class B Stock that is outstanding as of immediately prior to the Company Merger Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $0.0001, without interest thereon and rounded up to the nearest whole cent to the holder of such share (after giving effect to all cash proceeds that such holder is entitled to receive with respect to all such shares of Company Class B Stock so held by such holder pursuant to this Section 2.7(b)(iii)) (the “Class B Per Share Price”), in accordance with the provisions of Section 4 of the Charter and Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11);

(iv)    each share of Company Class C Stock that is outstanding as of immediately prior to the Company Merger Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $0.0001, without interest thereon and rounded up to the nearest whole cent to the holder of such share (after giving effect to all cash proceeds that such holder is entitled to receive with respect to all such shares of Company Class C Stock so held by such holder pursuant to this Section 2.7(b)(iv)) (the “Class C Per Share Price”), in accordance with the provisions of Section 4 of the Charter and Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11); and

(v)    each share of Company Common Stock, Company Class B Stock and Company Class C Stock that is (A) held by the Company Group; (B) owned by the Buyer Parties; or (C) owned by any direct or indirect wholly owned Subsidiary of the Buyer Parties as of immediately prior to the Company Merger Effective Time (each, an “Owned Company Share”) will be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(c)    Adjustment to the Per Unit Price or Per Share Price. The Per Unit Price or Per Share Price will be adjusted appropriately (and subject to the terms of the Charter and the Holdings LLCA) to reflect the effect of any unit or stock split, reverse unit or stock split, unit or stock distribution or dividend (including any dividend or other distribution of securities convertible into Holdings Units or Company Capital Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of units or shares or other similar change with respect to Holdings Units or Company Capital Stock, as applicable, occurring on or after the date hereof and prior to the Holdings Merger Effective Time and the Company Merger Effective Time, as applicable, except in connection with any Holdings Unit Redemption.

(d)    Statutory Rights of Appraisal.

(i)    Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock, Company Class B Stock and Company Class C Stock that are issued and outstanding as of immediately prior to the Company Merger Effective Time and held by Company Stockholders who shall have neither voted in favor of the Company Merger nor consented thereto in writing and who shall have properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock, Company Class B Stock or Company Class C Stock in accordance with Section 262 of the DGCL (the “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Per Share Price, the Class B Per Share Price or the Class C Per Share Price, as applicable, pursuant to Section 2.7(a)(i). Holders of Dissenting Company Shares will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Company Merger Effective Time, the right to receive the Per Share Price, the Class B Per Share Price or the Class C Per Share Price, as applicable, in each case, without interest thereon, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock, Company Class B Stock or Company Class C Stock in the manner provided in Section 2.9.

(ii)    The Company will give Parent I (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares; and (B) the opportunity to participate in all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company may not, except with the prior written consent of Parent I, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for payment in respect of Dissenting Company Shares. For purposes of this Section 2.7(d)(ii), “participate” means that Parent I will be kept apprised of proposed strategy and other significant decisions with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent I may offer comments or suggestions with respect to such demands but will not be afforded any decision-making power or other authority over such demands except for the payment, settlement or compromise consent set forth above.

2.8    Equity Awards

(a)    Company RSUs. Unless otherwise agreed to by the Parties, at the Company Merger Effective Time, by virtue of the Company Merger, the Company RSUs that are unexpired, unexercised, and outstanding as of immediately prior to the Company Merger Effective Time shall be treated as follows:

(i)    Vested Company RSUs. Each Vested Company RSU shall be cancelled and automatically converted into the right to receive an amount in cash equal to the product of (A) the aggregate number of shares of Company Common Stock subject to the Vested Company RSU, multiplied by (B) the Per Share Price, subject to any required withholding of Taxes (the “Vested Company RSU Consideration”).

(ii)    Unvested Company RSUs. Each Company RSU that is unexpired, unexercised, and outstanding as of immediately prior to the Company Merger Effective Time that is not a Vested Company RSU (an “Unvested Company RSU”) shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to (A) the amount of the Per Share Price multiplied by (B) the total number of shares of Company Common Stock subject to such Unvested Company RSU immediately prior to the Company Merger Effective Time (the “Cash Replacement Company RSU Amounts”), which Cash Replacement Company RSU Amounts will, subject to the holder’s continued service with the Parent Entities and their Affiliates (including the Surviving Entities and their Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company RSUs for which such Cash Replacement Company RSU Amounts were exchanged would have vested pursuant to its terms. All Cash Replacement Company RSU Amounts will have the same terms and conditions (including, with respect to vesting) as applied to the Unvested Company RSU for which they were exchanged, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent I are appropriate to conform the administration of the Cash Replacement Company RSU Amounts.

(b)    Company PSUs. Unless otherwise agreed to by the Parties, at the Company Merger Effective Time, by virtue of the Company Merger, the Company PSUs that are unexpired, unexercised, and outstanding as of immediately prior to the Company Merger Effective Time shall be treated as follows:

(i)    Vested Company PSUs. Each Vested Company PSU shall be cancelled and automatically converted into the right to receive an amount in cash equal to the product of (A) the aggregate number of shares of Company Common Stock subject to the Vested Company PSU, multiplied by (B) the Per Share Price, subject to any required withholding of Taxes (the “Vested Company PSU Consideration”).

(ii)    Unvested Company PSUs. Each Company PSU that is unexpired and outstanding as of immediately prior to the Company Merger Effective Time that is not a Vested Company PSU (an “Unvested Company PSU”) shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to (A) the amount of the Per Share Price multiplied by (B) the total number of shares of Company Common Stock that would be issued to the holder of such Company PSU pursuant to the terms of the applicable Company PSU agreement based on actual performance of the performance objectives if the applicable performance period specified in such Company PSU agreement has been completed as of the Closing Date and the determination of the achievement of the applicable performance objectives was not yet determined as of the Closing Date (the “Cash Replacement Company PSU Amounts”), which Cash Replacement Company PSU Amounts will, subject to the holder’s continued service with the Parent Entities and their Affiliates (including the Surviving Entities and their Subsidiaries) through the end of the original performance period specified in the Company PSU agreement, vest and be payable within 30 days following the end of such original performance period. All Cash Replacement Company PSU Amounts will have the same terms and conditions (including, with respect to vesting) as applied to the Unvested Company PSUs for which they were exchanged, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent I are appropriate to conform the administration of the Cash Replacement Company PSU Amounts.

(c)    Company Options. Unless otherwise agreed to by the Parties, at the Company Merger Effective Time, by virtue of the Company Merger, the Company Options that are unexpired, unexercised, and outstanding as of immediately prior to the Company Merger Effective Time shall be treated as follows:

(i)    Vested Company Options. Each Vested Company Option shall be cancelled and automatically converted into the right to receive an amount in cash equal to the product of (A) the aggregate number of shares of Company Common Stock subject to such Vested Company Option, multiplied by (B) the excess, if any, of the Per Share Price over the applicable per share exercise price under such Vested Company Option, subject to any required withholding of Taxes (the “Vested Company Option Consideration”).

(ii)    Unvested Company Options. Each Company Option that is unexpired, unexercised, and outstanding as of immediately prior to the Company Merger Effective Time that is not a Vested Company Option (an “Unvested Company Option”) shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to the product of (A) the aggregate number of shares of Company Common Stock subject to such Unvested Company Option multiplied by (B) the excess, if any, of the Per Share Price over the applicable per share exercise price under such Unvested Company Option, subject to any required withholding of Taxes (the “Cash Replacement Option Amounts”), which Cash Replacement Option Amounts will, subject to the holder’s continued service with the Parent Entities and their Affiliates (including the Surviving Entities and their Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company Option for which such Cash Replacement Option Amounts were exchanged would have vested pursuant to its terms. All Cash Replacement Option Amounts will have the same terms and conditions (including, with respect to vesting) as applied to the award of Unvested Company Options for which they were exchanged, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent I are appropriate to conform the administration of the Cash Replacement Option Amounts.

(iii)    Notwithstanding the foregoing, any Company Option that is not an In-the-Money Company Option shall be cancelled immediately upon the Company Merger Effective Time pursuant to this Section 2.8(c) without payment or consideration.

(d)    Holdings RSUs. Unless otherwise agreed to by the Parties, at the Holdings Merger Effective Time, by virtue of the Holdings Merger, each Holdings RSU that is unexpired, unexercised, and outstanding as of immediately prior to the Holdings Merger Effective Time shall be treated as follows:

(i)    Vested Holdings RSUs. Each Vested Holdings RSU shall be cancelled and automatically converted into the right to receive an amount in cash equal to the product of (A) the aggregate number of Holdings Units subject to the Vested Holdings RSU, multiplied by (B) the Per Unit Price, subject to any required withholding of Taxes (the “Vested Holdings RSU Consideration”).

(ii)    Unvested Holdings RSUs. Each Holdings RSU that is not a Vested Holdings RSU (an “Unvested Holdings RSU”) shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to the Per Unit Price (the “Cash Replacement Holdings RSU Amounts”), which Cash Replacement Holdings RSU Amounts will, subject to the holder’s continued service with the Parent Entities and their Affiliates (including the Surviving Entities and their Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Holdings RSUs for which such Cash Replacement Holdings RSU Amounts were exchanged would have vested pursuant to its terms. All Cash Replacement Holdings RSU Amounts will have the same terms and conditions (including, with respect to vesting) as applied to the Unvested Holdings RSUs for which they were exchanged, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent I are appropriate to conform the administration of the Cash Replacement Holdings RSU Amounts.

(e)    Holdings Incentive Units. Unless otherwise agreed to by the Parties, at the Holdings Merger Effective Time, by virtue of the Holdings Merger, each Holdings Incentive Unit that is unexpired, unexercised, and outstanding as of immediately prior to the Holdings Merger Effective Time shall be treated as follows:

(i)    Vested Holdings Incentive Units. Each Vested Holdings Incentive Unit shall be cancelled and automatically converted into the right to receive an amount in cash equal to the product of (A) the aggregate number of Holdings Units subject to the Vested Holdings Incentive Unit, multiplied by (B) the Per Unit Price, subject to any required withholding of Taxes (the “Vested Holdings Incentive Unit Consideration”).

(ii)    Each Holdings Incentive Unit that is not a Vested Holdings Incentive Unit (an “Unvested Holdings Incentive Unit”) shall be cancelled and replaced with a right to receive an amount in cash, without interest, equal to the Per Unit Price (the “Cash Replacement Holdings Incentive Unit Amounts”), which Cash Replacement Holdings RSU Amounts will, subject to the holder’s continued service with the Parent Entities and their Affiliates (including the Surviving Entities and their Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Holdings Incentive Unit for which such Cash Replacement Holdings Incentive Unit Amounts were exchanged would have vested pursuant to its terms. All Cash Replacement Holdings Incentive Unit Amounts will have the same terms and conditions (including, with respect to vesting) as applied to the Unvested Holdings Incentive Units for which they were exchanged, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent I are appropriate to conform the administration of the Cash Replacement Holdings Incentive Unit Amounts.

(f)    Payment Procedures. The Surviving Corporation or the Surviving LLC, or their respective Subsidiaries, as applicable, shall pay no later than the second payroll date following the Closing Date the aggregate Vested Company Option Consideration, Vested Company PSU Consideration, Vested Company RSU Consideration, Vested Holdings RSU Consideration and Vested Holdings Incentive Unit Consideration, as applicable, net of any applicable withholding Taxes, payable with respect to each of the Vested Company Options, Vested Company PSUs, Vested Company RSUs, Vested Holdings RSUs and Vested Holdings Incentive Units through, to the extent applicable, the Company Group’s payroll (subject to any required tax withholdings) to the applicable holders of such Vested Company Options, Vested Company PSUs, Vested Company RSUs, Vested Holdings RSUs and Vested Holdings Incentive Units. Notwithstanding the foregoing, if any payment owed to such holders cannot be made through the Company Group’s payroll system or payroll provider, then the Company Group will issue a check for such payment to such holder, which check will be sent by overnight courier to such holder promptly following the Closing Date (but in no event later than the first payroll date following the Closing Date).

(g)    Further Actions. The Company will pass resolutions approving and take other actions as may be reasonably necessary or required to effect the cancellation and exchange, as applicable, of Company RSUs, Company PSUs and Company Options upon the Company Merger Effective Time and the cancellation and exchange, as applicable, of Holdings RSUs and Holdings Incentive Units upon the Holdings Merger Effective Time, and to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). All Company Equity Plans will terminate as of the Company Merger Effective Time, and all Holdings Equity Plans and the Pluralsight, LLC Incentive Unit Plan will terminate as of the Holdings Merger Effective Time, and the provisions in any other Employee Plan or Contract providing for the issuance or grant of any other interest in respect of the capital stock or other equity interests of the Company Group will be cancelled as of the Company Merger Effective Time or the Holdings Merger Effective Time, as applicable, and the Company and Holdings will take all action necessary to effect the foregoing. Each of the Company and Holdings will use its reasonable best efforts to ensure that following the Company Merger Effective Time and Holdings Merger Effective Time, as applicable, no participant in any Company Equity Plan, Holdings Equity Plan or other Employee Plan will have any right thereunder to acquire any equity securities of the Company, Holdings, the Surviving Corporation, the Surviving LLC or any of their respective Subsidiaries.

(h)    Treatment of Employee Stock Purchase Plan. With respect to the Company’s 2018 Employee Stock Purchase Plan, as amended (the “ESPP”), as soon as practicable following the date hereof, the Company Board (or a committee thereof) will adopt resolutions and take other actions as may be reasonably necessary or required to provide that each individual participating in an Offering Period (as defined in the ESPP) in progress on the date hereof will not be permitted to (i) increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect as of the date hereof; or (ii) make separate non-payroll contributions to the ESPP on or following the date hereof, except as may be required by applicable law. No individual who is not a current participant in the ESPP with respect to any current Offering Period as of the date hereof will be allowed to commence participation in the ESPP following the date hereof. Prior to the Company Merger Effective Time, the Company will take all action that may be necessary to, effective upon the consummation of the Company Merger, (A) cause any Offering Period that would otherwise be outstanding at the Company Merger Effective Time to terminate no later than five days prior to the date on which the Company Merger Effective Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the shortened Offering Period, but otherwise treat any shortened Offering Period as a fully effective and completed Offering Period for all purposes pursuant to the ESPP; (C) cause the exercise (as of no later than one Business Day prior to the date on which the Company Merger Effective Time occurs) of each outstanding purchase right pursuant to the ESPP; and (D) provide that no further Offering Period or purchase period will commence pursuant to the ESPP after the date hereof. On such exercise date, the Company will apply the funds credited as of such date pursuant to the ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP. Immediately prior to and effective as of the Company Merger Effective Time (but subject to the consummation of the Company Merger), the Company will terminate the ESPP.

2.9    Exchange of Certificates.

(a) Payment Agent. Prior to the Closing, (i) Parent I will select a bank or trust company reasonably acceptable to the Company to act as the payment agent for the Mergers (the “Payment Agent”); and (ii) the Parent Entities will enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b)    Exchange Fund. At or prior to the Closing, the Parent Entities will deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock, Company Class B Stock, Company Class C Stock, and Holdings Units pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders become entitled pursuant to Section 2.7; provided, that the Company Parties shall, at the written request of Parent I, deposit with the Payment Agent at the Closing such portion of such aggregate consideration from the Company Group’s Cash on Hand as specified in such request. Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Payment Agent, as directed by the Parent Entities or the Surviving Entities, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc.

or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Exchange Fund”). To the extent that (A) there are any losses with respect to any investments of the Exchange Fund; (B) the Exchange Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Exchange Fund is unavailable for the Parent Entities (or the Payment Agent on behalf of the Parent Entities) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent Entities will, or will cause the Surviving Entities to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Exchange Fund will be payable to the Parent Entities or the Surviving Entities, as Parent I directs.

(c)    Payment Procedures. Promptly following the Closing (and in any event within three Business Days following the Closing), the Parent Entities and the Surviving Entities will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable) of (i) a certificate or certificates that immediately prior to the Company Merger Effective Time represented outstanding shares of Company Capital Stock (other than Owned Holdings Units, Dissenting Company Shares and Owned Company Shares, as applicable) (the “Certificates”); (ii) uncertificated shares of Company Capital Stock (other than Owned Holdings Units, Dissenting Company Shares and Owned Company Shares, as applicable) (the “Uncertificated Shares”) and (iii) Holdings Units, (A) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent); and (B) instructions for use in effecting the surrender of the Certificates, Uncertificated Shares and Holdings Units, as applicable, in exchange for the Per Share Price, Class B Per Share Price, Class C Per Share Price or Per Unit Price, as applicable, payable in respect thereof pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Capital Stock, as applicable, represented by such Certificate; by (y) the Per Share Price, Class B Per Share Price, or Class C Per Share Price, as applicable (less any applicable withholding Taxes payable in respect thereof), and the Certificates so surrendered will forthwith be cancelled. Upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Capital Stock, as applicable, represented by such holder’s transferred Uncertificated Shares; by (2) the Per Share Price, Class B Per Share Price, or Class C Per Share Price, as applicable (less any applicable withholding Taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered will be cancelled. Upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a transfer of Holdings Units, the holders of such Holdings Units will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of Holdings Units so held; by (2) the Per Unit Price (less any applicable withholding Taxes payable in respect thereof), and the transferred Holdings Units so surrendered will be cancelled. The Payment Agent will accept such Certificates and transferred Uncertificated Shares and Holdings Units upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates, Uncertificated Shares and Holdings Units on the Per Share Price, Class B Per Share Price, Class C Per Share Price or Per Unit Price, as applicable, payable upon the surrender of such Certificates and Uncertificated Units or Uncertificated Shares pursuant to this Section 2.9(c). Until so surrendered, outstanding Certificates, Uncertificated Shares and Holdings Units will be deemed from and after the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable, to evidence only the right to receive the Per Share Price, Class B Per Share Price, Class C Per Share Price or Per Unit Price, as applicable, without interest thereon, payable in respect thereof pursuant to Section 2.7. Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares or Holdings Units will be required to provide a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7.

(d)    DTC Payment. Prior to the Closing, the Parent Entities and the Company will cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that (i) if the Closing occurs at or prior to 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit to DTC or its nominees on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (A) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Company Merger Effective Time; multiplied by (B) the Per Share Price (such amount, the “DTC Payment”); and (ii) if the Closing occurs after 11:30 a.m., Eastern time, on the Closing Date, then the Payment Agent will transmit the DTC Payment to DTC or its nominees on the first Business Day after the Closing Date.

(e)    Transfers of Ownership. Subject, in all cases, to the terms and conditions of the Charter in respect of Company Capital Stock, if a transfer of ownership of shares of Company Capital Stock is not registered in the stock transfer books or ledger of the Company or if the Per Share Price, Class B Per Share Price, or Class C Per Share Price, as applicable, is to be paid in a name other than that in which the Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, the Per Share Price, Class B Per Share Price, or Class C Per Share Price, as applicable, may be paid to a Person other than the Person in whose name the Certificate so surrendered or transferred is registered in the stock transfer books or ledger of the Company, as applicable, only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to the Parent Entities (or any agent designated by the Parent Entities) any transfer Taxes required by reason of the payment of the Per Share Price, Class B Per Share Price, or Class C Per Share Price, as applicable, to a Person other than the registered holder of such Certificate, or established to the satisfaction of the Parent Entities (or any agent designated by the Parent Entities) that such transfer Taxes have been paid or are otherwise not payable. Payment of the Per Share Price, Class B Per Share Price, or Class C Per Share Price or Per Unit Price, as applicable, with respect to Uncertificated Shares or Holdings Units will only be made to the Person in whose name such Uncertificated Shares or Holdings Units are registered in the stock transfer books or ledger of Holdings or the Company, as applicable.

(f)    No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Payment Agent, the Parent Entities, the Surviving LLC, the Surviving Corporation or any other Party will be liable to a holder of Holdings Units or shares of Company Capital Stock, as applicable, for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g)    Distribution of Exchange Fund to Parent Entities. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates, Uncertificated Shares or Holdings Units on the date that is one year after the Closing Date, as applicable, will be delivered to the Parent Entities (as directed by Parent I) upon demand, and any holders of shares of Company Capital Stock or Holdings Units that were issued and outstanding immediately prior to the Company Merger Effective Time or the Holdings Merger Effective Time, as applicable, who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Capital Stock or Holdings Units, as applicable, for exchange pursuant to this Section 2.9 will thereafter look for payment of the Per Unit Price, Per Share Price, Class B Per Share Price, or Class C Per Share Price, as applicable, without interest thereon, payable in respect of the

Holdings Units or shares of Company Capital Stock represented by such Certificates, Uncertificated Units or Uncertificated Shares solely to the Parent Entities (subject to abandoned property, escheat or similar laws), solely as general creditors thereof, for any claim to the Per Unit Price, Per Share Price, Class B Per Share Price, or Class C Per Share Price, as applicable, to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates, Uncertificated Shares or Holdings Units two years after the Closing Date, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable law, become the property of the Surviving Entities, free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.10    No Further Ownership Rights in Holdings Units or Company Capital Stock. From and after the Holdings Merger Effective Time and the Company Merger Effective Time, as applicable, (a) all Holdings Units and shares of Company Capital Stock will no longer be outstanding and will automatically be cancelled, retired and cease to exist; and (b) each holder of Holdings Units or Certificates or Uncertificated Shares theretofore representing any shares of Company Capital Stock will cease to have any rights with respect thereto, except the right to receive the Per Unit Price, Per Share Price, Class B Per Share Price, or Class C Per Share Price, as applicable, payable therefor in accordance with Section 2.7, or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(d). The Per Unit Price, Per Share Price, Class B Per Share Price, and Class C Per Share Price paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such Holdings Units or shares of Company Capital Stock, as applicable. From and after the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable, there will be no further registration of transfers on the records of the Surviving Entities of Holdings Units or shares of Company Capital Stock that were issued and outstanding immediately prior to the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Holdings Merger Effective Time or the Company Merger Effective Time. If, after the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable, Holdings Units, Certificates or Uncertificated Shares are presented to the Surviving Entities for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11    Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price, Class B Per Share Price, or Class C Per Share Price payable in respect thereof pursuant to Section 2.7. Each Parent Entity or the Payment Agent may, in its discretion and as a condition precedent to the payment of such Per Share Price, Class B Per Share Price, or Class C Per Share Price, as applicable, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against the Parent Entities, the Surviving LLC, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12    Required Withholding. Each of the Payment Agent, the Parent Entities, Holdings, the Company and the Surviving Entities will be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of Holdings Units or shares of Company Capital Stock, Company PSUs, Company RSUs, Company Options, Holdings RSUs or Holdings Incentive Units such amounts as are required to be deducted or withheld therefrom pursuant to any Tax laws. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.13    No Dividends or Distributions. No dividends or other distributions with respect to limited liability company interests of the Surviving LLC or the capital stock of the Surviving Corporation with a record date on or after the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable, will be paid to the holder of any unsurrendered Certificates, Uncertificated Units or Uncertificated Shares.

2.14    Necessary Further Actions. If, at any time after the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving LLC with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Holdings or Merger Sub II, or the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company or Merger Sub I, then the managers, directors and officers of Holdings, the Company, Merger Sub I and Merger Sub II as of immediately prior to the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable, will take all such lawful and necessary action.

2.15    Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Holdings Merger Effective Time, Parent I may specify that the structure of the transactions contemplated by this Agreement be revised and the Parties shall enter into such alternative transactions as Parent I may reasonably determine to effect the purposes of this Agreement; provided, however, that no such revision shall be required pursuant to this Section 2.15 if, in the reasonable determination of the Company, such revision would reasonably be expected to (a) alter or change the amount or kind of the consideration payable to the Company’s Stockholders or the Holdings Unitholders pursuant to this Article II, or otherwise change the economic benefits that are intended to accrue to the Company Stockholders or the Holdings Unitholders pursuant to the terms of this Agreement and the transactions contemplated hereby, (b) prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, including the Equity Financing and the Closing, (c) fail to comply with the terms of the Indenture or the Capped Call Documentation, or (d) result in any adverse tax consequences for any of the Holdings Unitholders or Company Stockholders; provided, however, that in no event shall any such revision be required pursuant to this Section 2.15 on or after the date that the Proxy Statement becomes definitive if in the reasonable determination of the Company, such revision would require an update or revision to the Proxy Statement or a resubmission of this Merger Agreement or the transactions contemplated by this Agreement to the Company Stockholders for the purpose of obtaining the Requisite Stockholder Approval. In the event that the Parent Entities elect to make such a revision, the Parties agree to execute appropriate documents to reflect the revised structure.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case pursuant to the Exchange Act on or after May 16, 2018 and prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature) (the “Recent SEC Reports”) (it being (i) understood that any matter disclosed in any Recent SEC Report will be deemed to be disclosed in a section of the Company Disclosure Letter only to the extent that it is reasonably apparent on the face of such disclosure in such Recent SEC Report that it is applicable to such section of the Company Disclosure Letter; and (ii) acknowledged that nothing disclosed in the Recent SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 3.7 or Section 3.12(a)(ii)); or (b) subject to the terms of Section 9.12, as set forth in the disclosure letter delivered by the Company Parties to the Buyer Parties on the date hereof (the “Company Disclosure Letter”), the Company Parties hereby represent and warrant to the Buyer Parties as follows:

3.1    Organization; Good Standing. Each of the Company Parties (a) is a corporation or limited liability company duly organized or formed, validly existing and in good standing pursuant to the DGCL or the DLLCA, as applicable; and (b) has the requisite corporate or limited liability company power and authority, as applicable, to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Each Company Party is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company Parties have made available to the Parent Entities true, correct and complete copies of the Charter, the Amended and Restated Bylaws of the Company (the “Bylaws”), the certificate of formation of Holdings, and the Fourth Amended and Restated Limited Liability Company Agreement of Holdings (the “Holdings LLCA”), each as amended to date. The Company is not in violation of the Charter or the Bylaws and Holdings is not in violation of the Holdings LLCA.

3.2    Corporate Power; Enforceability. Each Company Party has the requisite corporate or limited liability company power and authority, as applicable, to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval in the case of the Company Merger, consummate the Mergers. The execution and delivery of this Agreement by each Company Party, the performance by each Company Party of its covenants and obligations hereunder, and the consummation of the Mergers have been duly authorized and approved by all necessary corporate action or limited liability company action on the part of each Company Party and no additional corporate or limited liability company actions on the part of any Company Party are necessary to authorize (i) the execution and delivery of this Agreement by each Company Party; (ii) the performance by each Company Party of its covenants and obligations hereunder; or (iii) subject to the receipt of the Requisite Stockholder Approval in the case of the Company Merger, the consummation of the Mergers. This Agreement has been duly executed and delivered by each Company Party and, assuming the due authorization, execution and delivery by the Buyer Parties, constitute a legal, valid and binding obligation of each Company Party, enforceable against each Company Party in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity (the “Enforceability Limitations”).

3.3    Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a)    Company Board Approval. The Company Board has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and consummate the Company Merger upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Company Merger upon the terms and conditions set forth herein; and (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL (collectively, the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date hereof. In its capacity as the sole manager of Holdings, the Company acting through the Company Board has determined that the Holdings Merger is fair to, and in the best interests of, Holdings and the Holdings Unitholders and has taken all necessary action to approve the execution and delivery of this Agreement by Holdings, the performance by Holdings of its covenants and other obligations hereunder, and the consummation of the Holdings Merger upon the terms and conditions set forth herein for all purposes under the Holdings LLCA and the DLLCA.

(b)    Fairness Opinion. The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of the Company’s financial advisor, Qatalyst Partners LP (the “Advisor”), to the effect that, as of the date of such opinion, and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth therein, the Per Share Price to be received pursuant to, and in accordance with, the terms of this Agreement by the holders of shares of Company Common Stock (other than any Parent Entity or any Affiliate of any Parent Entity) is fair, from a financial point of view, to such holders (it being understood and agreed that such written opinion is for the benefit of the Company Board and may not be relied upon by the Buyer Parties). The Company shall, following the execution of this Agreement by all Parties, furnish an accurate, complete and confidential copy of said opinion letter to the Parent Entities solely for informational purposes.

(c)    Anti-Takeover Laws. Assuming that the representations of the Buyer Parties set forth in Section 4.6 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” law will not be applicable to the Company Merger.

3.4    Requisite Stockholder Approval. Except for the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Company Common Stock, Company Class B Stock and Company Class C Stock (voting together as a single class) entitled to vote to adopt this Agreement (the “Statutory Stockholder Approval”), no other vote of the holders of any class or series of Company Capital Stock is necessary pursuant to applicable law, the Charter or the Bylaws to adopt this Agreement and consummate the Company Merger. In addition, the Company Board has determined to subject the adoption of this Agreement and the consummation of the Company Merger to the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Company Common Stock, Company Class B Stock and Company Class C Stock (voting together as a single class) entitled to vote to adopt this Agreement not held by the Company Excluded Parties (the “Additional Stockholder Approval” and together with the Statutory Stockholder Approval, the “Requisite Stockholder Approval”). Entry into, and performance under, the Voting Agreements by each of the Company Stockholders party thereto shall not constitute a “Transfer” (as defined in the Charter) of any shares of Company Class B Stock or Company Class C Stock held by such Company Stockholders.

3.5    Non-Contravention. The execution and delivery of this Agreement by the Company Parties, the performance by the Company Parties of their respective covenants and obligations hereunder, and the consummation of the Mergers do not (a) violate or conflict with any provision of the Charter, the Bylaws or the Holdings LLCA; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) assuming compliance with the matters referred to in Section 3.6 and, in the case of the consummation of the Company Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any law or order applicable to the Company Group or by which any of its properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company Group, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not have a Company Material Adverse Effect.

3.6    Requisite Governmental Approvals. No consent, approval, order or authorization of, filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company Parties (a) in connection with the execution and delivery of this Agreement by the Company Parties; (b) the performance by the Company Parties of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Mergers, except (i) the filing of the Holdings Certificate of Merger and the Company Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and Antitrust Laws and Foreign Investment Laws set forth in Section 7.1(b) of the Company Disclosure Letter; and (iv) such other Consents the failure of which to obtain would not have a Company Material Adverse Effect.

3.7    Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 1,000,000,000 shares of Company Common Stock, (ii) 200,000,000 shares of Company Class B Stock, (iii) 50,000,000 shares of Company Class C Stock and (iv) 100,000,000 shares of Company Preferred Stock. As of 5:00 p.m., Pacific time, on December 9, 2020 (such time and date, the “Capitalization Date”), (A) 120,796,646 shares of Company Common Stock were issued and outstanding (which excludes the shares of Company Common Stock relating to the Company RSUs, Company PSUs and Company Options referred to in clauses (A), (B) and (C) of Section 3.7(b), excludes the conversion of shares of Company Class C Stock referred to in clause (C) of this Section 3.7(a) in connection with a “Transfer” (as defined in the Charter), and excludes the conversion or exchange of Company Class B Common Stock, Class C Common Stock or Holdings Units referred to in clauses (B), (C) or (D) in connection with any Holdings Unit Redemption); (B) 12,513,744 shares of Company Class B Stock were issued and outstanding (which excludes 155,366 shares of Company Class B Common Stock outstanding corresponding to Holdings RSUs and Holdings Incentive Units referred to in clauses (D) and (E) of Section 3.7(b) and excludes the conversion of shares of Company Class C Stock referred to in clause (C) of this Section 3.7(a) in connection with a “Transfer” (as defined in the Charter)); (C) 13,073,211 shares of Company Class C Stock were issued and outstanding (which excludes 890,076 shares of Company Class C Common Stock outstanding corresponding to Holdings RSUs and Holdings Incentive Units referred to in clauses (D) and (E) of Section 3.7(b)); (D) no shares of Company Preferred Stock were issued and outstanding; (E) no shares of Company Common Stock were held by the Company as treasury shares; and (F) 25,586,955 Holdings Units were issued and outstanding (which excludes Holdings Units held by the Company and excludes Holdings RSUs and Holdings Incentive Units referred to in clauses (D) and (E) of Section 3.7(b)). All outstanding shares of Company Common Stock, Company Class B Stock and Company Class C Stock, and outstanding Holdings Units, in each case, are validly issued, fully paid, nonassessable and free of any preemptive rights, as applicable. From the Capitalization Date to the date hereof, neither the Company nor Holdings has issued or granted any Company Securities other than pursuant to the exercise or settlement of Company RSUs, Company PSUs, Company Options, Holdings RSUs or Holdings Incentive Units granted prior to the date hereof. No Holdings Units are certificated. As of the date hereof, the Convertible Notes are not convertible into shares of Company Common Stock and, as of the Capitalization Date, (i) the Fundamental Change Repurchase Price (as defined in the Indenture) is equal to the sum of 100% of the principal amount of the Convertible Notes to be repurchased, plus any accrued and unpaid interest thereon to, but excluding the Fundamental Change Repurchase Date (as defined in the Indenture) and (ii) the Conversion Rate (as defined in the Indenture), without giving effect to any increase to the Conversion Rate as a result of a Make Whole Fundamental Change (each as defined in the Indenture) required in connection with the Closing, is 25.8023 shares of Company Common Stock per $1,000 principal amount of Convertible Notes.

(b)    Stock Reservation. As of the Capitalization Date, the Company has reserved (i) 19,957,598 shares of Company Common Stock for issuance pursuant to the Company Equity Plans, (ii) 3,797,146 shares of Company Common Stock reserved for purchase under the ESPP, and as of the Capitalization Date no amounts have been contributed under the ESPP from participants in the ESPP with respect to the Offering Period commencing on November 30, 2020 and (iii) 21,658,098 shares of Company Common Stock (including with respect to any adjustment to the conversion rate in connection with a Make-Whole Fundamental Change (as defined in the Indenture) and subject to adjustment in accordance with the Indenture) for issuance upon the conversion of the Convertible Notes. As of the Capitalization Date, there were outstanding the following (collectively, the “Company Equity Awards”): (A) Company RSUs representing the right to receive up to 9,652,022 shares of Company Common Stock; (B) Company PSUs representing the right to receive up to 713,417 shares of Company Common Stock (assuming, if applicable, the achievement of all applicable performance goals at 200% maximum levels) or up to 384,156 shares of Company Common Stock (assuming, if applicable, the achievement of all applicable performance goals at 100% target levels); (C) Company Options to acquire 3,796,056 shares of Company Common Stock, of which all shares of Company Common Stock are In-the-Money Company Options with a weighted average exercise price of $14.69; (D) Holdings RSUs representing the right to receive up to 562,500 Holdings Units; and (E) Holdings Incentive Units representing the right to receive up to 482,942 Holdings Units. The Company Parties have made available to the Parent Entities a true, correct and complete list, as of the December 9, 2020, and with respect to each outstanding Company Equity Award, of the name of the holder of such Company Equity Award, the grant date of such Company Equity Award, and, to the extent applicable, the per share exercise price of such Company Equity Award.

(c)    Company Securities. Except as set forth in this Section 3.7, as of the Capitalization Date, there were (i) other than the Company Common Stock, Company Class B Stock, Company Class C Stock and Holdings Units, no outstanding shares of capital stock of, or other equity or voting interest in (including voting debt), the Company Parties; (ii) other than the Convertible Notes and Capped Call Transactions or in connection with a “Transfer” as defined in the Charter or any Holdings Unit Redemption, no outstanding securities of the Company Parties convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company Parties; (iii) other than the Convertible Notes and Capped Call Transactions or in connection with a “Transfer” as defined in the Charter or any Holdings Unit Redemption, no outstanding options, warrants or other rights or binding arrangements to acquire from the Company or Holdings, or that obligate the Company Parties to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company Parties; (iv) other than the Convertible Notes and Capped Call Transactions or in connection with a “Transfer” as defined in the Charter or any Holdings Unit Redemption, no obligations of the Company Parties to grant, extend or enter into any subscription, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company Parties; (v) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company Parties (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Capital Stock and Holdings Units, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which any Company Party is a party or by which any Company Party is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company Parties; (vii) except as provided in the Charter, Bylaws or the Holdings LLCA, no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company Parties to which any Company Party is a party or by which it is bound; and (viii) other than the Convertible Notes and Capped Call Transactions or in connection with any Holdings Unit Redemption, no other obligations by the Company Parties to make any payments based on the price or value of any Company Securities. Except as provided in the Holdings LLCA, no Company Party is a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Capital Stock or Holdings Units. The Company does not have a stockholder rights plan in effect.

(d)    Other Rights. No Company Party is a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.8    Subsidiaries.

(a) Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name, jurisdiction of organization, and schedule of stockholders or equity holders (other than the Company Group) of each Subsidiary of the Company. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); and (ii) has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing would not have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to the Parent Entities true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, each as amended to date. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations that would not have a Company Material Adverse Effect.

(b)    Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of Holdings (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) except for directors’ qualifying or similar shares, is owned, directly or indirectly, by the Company, free and clear of all liens (other than Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Holdings Merger Effective Time in substantially the same manner that such business is conducted on the date hereof.

(c)    Other Securities of Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of Holdings; (ii) options, warrants or other rights or arrangements obligating the Company Group to acquire from any Subsidiary of Holdings, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; or (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries, in each case except in connection with any Holdings Unit Redemption.

(d)    Other Investments. Other than equity securities held in the ordinary course of business for cash management purposes, the Company does not own or hold the right to acquire any equity securities, ownership interests or voting interests (including voting debt) of, or securities exchangeable or exercisable therefor, or investments in, any other Person.

3.9    Company SEC Reports. Since May 16, 2018, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable laws prior to the date hereof (the “Company SEC Reports”). Each Company SEC Report complied, as of its filing date, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Report was filed. True, correct and complete copies of all Company SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval

database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.

3.10    Company Financial Statements; Internal Controls; Indebtedness.

(a)    Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company Group filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present, in all material respects, the consolidated financial position of the Company Group as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended. Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b)    Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2019, and such assessment concluded that such system was effective. Since May 16, 2018, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c)    Internal Controls. The Company has established and maintains a system of internal accounting controls that are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company Group are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Group. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company Group that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company Group. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports.

(d)    Indebtedness. Section 3.10(d) of the Company Disclosure Letter contains a true, correct and complete list of all Indebtedness of the Company Group as of the date hereof, other than Indebtedness reflected in the Audited Company Balance Sheet or otherwise included in the Company SEC Reports.

(e)    Cash on Hand. As of December 7, 2020, each of the Company Group’s (i) long-term investments and (ii) Cash on Hand was an amount not less than the amount set forth on Section 3.10(e) of the Company Disclosure Letter.

3.11    No Undisclosed Liabilities. The Company Group has no liabilities of a nature required to be reflected or reserved against on a balance sheet (or the notes thereto) prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company Group (including the notes thereto) included in the Company SEC Reports filed prior to the date hereof; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) incurred in the ordinary course of business on or after January 1, 2020; or (d) that would not have a Company Material Adverse Effect.

3.12    Absence of Certain Changes.

(a)    No Company Material Adverse Effect. Since January 1, 2020 through the date hereof, (i) the business of the Company Group has been conducted, in all material respects, in the ordinary course of business and (ii) there has not occurred a Company Material Adverse Effect.

(b)    Forbearance. Since January 1, 2020 through the date hereof, the Company has not taken any action that would be prohibited by Section 5.2 (other than subsections 5.2(c), 5.2(i), 5.2(j), 5.2(n), 5.2(o), 5.2(s), 5.2(v) and 5.2(x)) (to the extent related to the foregoing subsections), if taken or proposed to be taken after the date hereof.

3.13    Material Contracts.

(a)    List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts to or by which the Company Group is a party or is bound as of the date hereof (other than any Material Contracts contemplated by clause (i) of the definition of Material Contract and any Material Contracts listed in Section 3.18(a) of the Company Disclosure Letter), and a true, correct and complete copy of each Material Contract has been made available to the Parent Entities.

(b)    Validity. Each Material Contract is valid and binding on the Company or each such Subsidiary of the Company party thereto and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default pursuant to any such Material Contract, except for such failures to be in full force and effect that would not have a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company Group, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not have a Company Material Adverse Effect.

(c)    Notices from Material Relationships. To the Knowledge of the Company, since the date of the Audited Company Balance Sheet to the date hereof, the Company has not received any notice in writing from or on behalf of any Material Relationship indicating that such Material Relationship intends to terminate, or not renew, any Material Contract with such Material Relationship.

3.14    Real Property.

(a)    Owned Real Property. The Company Group does not own any real property.

(b)    Leased Real Property. Section 3.14(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date hereof, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company Group uses or occupies, or has the right to use or occupy, now or in the future, any real property in excess of 20,000 square feet (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease”). The Company has made available to the Parent Entities true, correct and complete copies of all Leases (including all material modifications, amendments and supplements thereto). With respect to each Lease and except as would not have a Company Material Adverse Effect or materially and adversely affect the current use by the Company or its Subsidiaries of the Leased Real Property, (i) to the Knowledge of the Company, there are no disputes with respect to such Lease; (ii) the Company or one of its Subsidiaries has not collaterally assigned or granted any other security interest in such Lease or any interest therein; and (iii) there are no liens (other than Permitted Liens) on the estate or interest created by such Lease. The Company or one of its Subsidiaries has valid leasehold estates in the Leased Real Property, free and clear of all liens (other than Permitted Liens). Neither the Company Group, nor to the Knowledge of the Company, any other party to the Lease is in material breach of or default pursuant to any Lease.

(c)    Subleases. Section 3.14(c) of the Company Disclosure Letter contains a true, correct and complete list of all of the existing material subleases, licenses or similar agreements (each, a “Sublease”) granting to any Person, other than the Company Group, any right to use or occupy, now or in the future, the Leased Real Property. With respect to each of the Subleases, (i) to the Knowledge of the Company, there are no disputes with respect to such Sublease that would result in material liability to the Company Group, taken as a whole; (ii) the other party to such Sublease is not an Affiliate of the Company Group.

3.15    Environmental Matters. Except as would not have a Company Material Adverse Effect, none of the members of the Company Group (a) has received any written notice alleging that the Company or any Subsidiary has violated, or has any liability under, any applicable Environmental Law; (b) has transported, produced, processed, manufactured, generated, used, treated, handled, stored, released or disposed, or arranged for the disposal, of any Hazardous Substances in violation of or in a manner giving rise to liability under any applicable Environmental Law; (c) has exposed any employee or other Person to Hazardous Substances in violation of or in a manner giving rise to liability under any applicable Environmental Law; (d) is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding (i) alleging the noncompliance by the Company Group with any Environmental Law; or (ii) seeking to impose any responsibility for any investigation, cleanup, removal or remediation pursuant to any Environmental Law; (e) has failed or is failing to comply with any Environmental Law, which compliance includes possession and maintenance of all Permits required under applicable Environmental Laws; or (f) owns or operates, or has owned or operated, any property or facility contaminated by any Hazardous Substance, so as to result in liability to the Company or any Subsidiary under Environmental Law. The Company Group has furnished to the Buyer Parties all environmental audits, reports and other material environmental documents relating to the Company’s, or its affiliates’ or predecessors’, past or current properties, facilities or operations which are in their possession or reasonable control.

3.16    Intellectual Property.

(a)    Registered Intellectual Property; Proceedings. Section 3.16(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date hereof of all (i) Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company

Registered Intellectual Property has been issued or registered or is currently pending; and (ii) Legal Proceedings before any Governmental Authority (other than actions related to the ordinary course prosecution of Company Registered Intellectual Property before the United States Patent and Trademark Office or the equivalent authority anywhere in the world) related to any material Company Registered Intellectual Property. The Company has maintained all material Company Registered Intellectual Property in the ordinary course consistent with reasonable business practices. None of the material Company Registered Intellectual Property is jointly owned with any third Person.

(b)    No Order. No material Company Intellectual Property is subject to any Legal Proceeding or outstanding legal order with respect to the Company Group restricting in any manner the use, transfer or licensing thereof by the Company Group of such Company Intellectual Property or any of the Company’s or its Subsidiaries’ products.

(c)    Absence of Liens. The Company or one of its Subsidiaries owns and has good and valid legal and equitable title to each item of material Company Intellectual Property free and clear of any liens (other than Permitted Liens).

(d)    IP Sufficiency. The Company Group exclusively owns or possesses all right title and interest in and to, or, to the Knowledge of the Company, otherwise has a valid and enforceable license to use, all material Intellectual Property that is used in or necessary for the operation of the business of the Company Group free and clear of all liens (except for Permitted Liens), except as would not be material to the business of the Company Group, taken as a whole.

(e)    Transfers. The Company Group has not transferred ownership of, or granted any exclusive license with respect to, any material Company Intellectual Property to any third Person.

(f)    IP Contracts. Section 3.16(f) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts to which the Company Group is a party (i) with respect to material Company Intellectual Property and material Third-Party Content that is licensed or transferred to any third Person other than any (a) non-disclosure agreements entered into in the ordinary course of business; and (b) non-exclusive licenses (including software as a service or “SaaS” license) granted in the ordinary course of business or in connection with the sale of the Company’s or its Subsidiaries’ products; (ii) pursuant to which a third Person has licensed or transferred any Intellectual Property or Third-Party Content to the Company Group, which Intellectual Property or Third-Party Content is material to the operation of the business of the Company, other than any (a) non-disclosure agreements entered into in the ordinary course of business; (b) non-exclusive licenses of commercially available software and technology; and (c) non-exclusive licenses to software and materials licensed as open-source, public-source or freeware; (iii) pursuant to which any member of the Company Group has any revenue share or royalty obligations with respect to the sale or license of any Company Group products or data that exceeded in fiscal year 2018 or 2019, or is reasonably expected to exceed in fiscal year 2020, $100,000 per year; or (iv) pursuant to which the Company or any Subsidiary is obligated to perform any material development with respect to any material Company Intellectual Property (all such Contracts, the “IP Contracts”). Neither the Company nor any Subsidiary has developed material Intellectual Property for any third party except where the Company or a Subsidiary owns or retains a right to use any Intellectual Property developed in connection therewith (to the extent that is used in or necessary for the operation of its business).

(g)    Changes. Except as would not have a Company Material Adverse Effect, the consummation of the Mergers will not under any IP Contract result in: (i) the termination of any license of Intellectual Property to the Company by a third Person; (ii) the granting by the Company of any license or rights to any Company Intellectual Property; or (iii) the release from escrow of any material Company technology or software.

(h)    No Government Funding. The Company is not under any obligation to license any material Company Intellectual Property to any Governmental Authority because it has received funding to develop such material Company Intellectual Property from a Governmental Authority.

(i)    No Infringement. To the Knowledge of the Company, the operation of the business of the Company Group as such business currently is conducted (including the manufacture and sale of the Company’s and its Subsidiaries’ products) as of the date hereof does not infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any third Person or constitute unfair competition or unfair trade practices pursuant to the laws of any jurisdiction, except as would not be material to the business of the Company Group, taken as a whole.

(j)    No Notice of Infringement. Since May 16, 2018, the Company Group has not received written notice from any third Person, or been involved in any Legal Proceeding, alleging that the operation of the business of the Company Group or of the Company’s or any of its Subsidiaries’ products infringes, misappropriates, dilutes or otherwise violates the Intellectual Property of any third Person or constitutes unfair competition or unfair trade practices pursuant to the laws of any jurisdiction, except as would not be material to the business of the Company Group, taken as a whole.

(k)    No Third Person Infringement. Since May 16, 2018, the Company Group has not provided any third Person with written notice claiming that such third Person is infringing, misappropriating, diluting or otherwise violating any material Company Intellectual Property, and, except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, no such activity is occurring that has resulted in a material liability to the Company Group, taken as a whole.

(l)    Proprietary Information. The Company and each of its Subsidiaries have taken reasonable steps to protect the Company’s and its Subsidiaries’ rights in their confidential information and trade secrets that they wish to protect or any trade secrets or confidential information of third Persons provided to the Company Group. Without limiting the foregoing, each of the Company Group has and uses commercially reasonable efforts to enforce a policy requiring each officer and employee engaged in the development of any Intellectual Property or technology for the Company or its Subsidiaries to execute a proprietary information and confidentiality agreement.

(m)    Business Systems. The Company Group owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are reasonably sufficient for the immediate and anticipated future needs of the Company Group’s business as it is currently conducted, except as would not be material to the business of the Company Group, taken as a whole. The Company Group has implemented since May 16, 2018, and maintains, commercially reasonable security, disaster recovery, and business continuity plans, procedures, and facilities that provide substantially continuous monitoring and alerting of material operational problems or issues with the Business Systems in the possession or operational control of the Company Group, except where the failure to implement and maintain such plans, procedures, or facilities would not be material to the business of the Company Group, taken as a whole. To the Knowledge of the Company, in the last twelve months, with respect to any of the Business Systems, there has not, as of the date hereof, been any (A) unauthorized access or use; or (B) failure that has not been remedied or replaced, except, in the case of the foregoing (A) or (B), as would not be material to the business of the Company Group, taken as a whole.

(n)    Data Security and Privacy. The Company and each of its Subsidiaries (i) are, and since May 16, 2018 have been, in material compliance with all Data Security Requirements; and (ii) since May 16, 2018, have taken reasonable steps consistent with standard industry practice by companies of similar size and maturity, and in compliance in all material respects with the Data Security Requirements to protect (A) the confidentiality, integrity, availability, and security of its Business Systems that are involved in the Processing of Personally Identifiable Information, in the conduct of the business of the Company and its Subsidiaries as currently conducted; and (B) Personally Identifiable Information Processed by the Company or such Subsidiary from unauthorized use, access, disclosure, theft, and modification. As of the date hereof, except as would not be material to the business of the Company Group, taken as a whole, there are no pending complaints, investigations, inquiries, notices, enforcement proceedings, or actions by or before any Governmental Authority and since May 16, 2018, no fines or other penalties have been imposed on or claims for compensation under applicable laws have been received by the Company or any Subsidiary, for violation of any Data Security Requirement in connection with any Specified Data Breach or otherwise. The Company and each of its Subsidiaries have not since May 16, 2018, (1) to the Knowledge of the Company, experienced any Specified Data Breaches; or (2) been involved in any Legal Proceedings related to any violation of any Data Security Requirements or any Specified Data Breaches.

(o)    Products and Source Code. To the Knowledge of the Company, except as would not be material to the business of the Company Group, taken as a whole, there are (i) no defects in any of the products of the Company Group that would prevent the same from performing materially in accordance with the Company’s obligations to customers under written customer agreements; and (ii) no viruses, worms, Trojan horses or similar disabling codes or programs in any of the same. As of the date hereof, the Company Group possess all source code and other materials that embody material Company Intellectual Property used by the Company Group in the development and maintenance of the products of the Company Group, except as would not be material to the operations of the business of the Company Group, taken as a whole. The Company Group has not disclosed, delivered, licensed or otherwise made available, and does not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code that embodies material Company Intellectual Property for any product of the Company Group to any Person, except as would not be material to the business of the Company Group, taken as a whole.

(p)    Open Source Software. To the Knowledge of the Company, no material product of the Company Group is distributed with any Open Source Software in a manner that requires the Company Group to disclose or license any material proprietary source code that embodies material Company Intellectual Property for any product of the Company Group or in a manner that requires any material product of the Company Group to be made available at no charge, except, in each case, as would not be material to the business of the Company Group, taken as a whole.

3.17    Tax Matters.

(a)    Tax Returns. Except as would not have a Company Material Adverse Effect, each member of the Company Group has (i) timely filed (taking into account valid extensions) all United States federal, state, local and non-United States returns, estimates, information statements and reports (including amendments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed by any of them; and (ii) paid, or have adequately reserved on the face of the Audited Company Balance Sheet (as opposed to the notes thereto and in accordance with GAAP) for the payment of, all Taxes that are due and payable. The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve (in accordance with GAAP) for all Taxes accrued but not then payable by the Company Group through the date of such financial statements. None of the members of the Company Group has executed any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired.

(b)    Taxes Paid. Except as would not have a Company Material Adverse Effect, each member of the Company Group has timely paid or withheld with respect to their employees and other third Persons (and paid over any amounts withheld to the appropriate Tax authority) all United States federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld.

(c)    No Audits. No audits or other examinations with respect to Taxes of the Company Group are presently in progress or have been asserted or proposed in writing. No written claim has ever been made by a Governmental Authority in a jurisdiction where the Company Group does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to tax in that jurisdiction.

(d)    Spin-offs. None of the members of the Company Group has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment pursuant to Section 355 of the Code.

(e)    No Listed Transaction. None of the members of the Company Group has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(f)    Tax Agreements. None of the members of the Company Group (i) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (ii) has any material liability for the Taxes of any Person other than the Company Group pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States law) as a transferee or successor, or otherwise by operation of law.

(g)    Tax Classification. Each of Holdings and its Subsidiaries has been at all times classified as a partnership or the disregarded entity within the meaning of Treasury Regulation §301.7701-2(a) and has not made an election to be treated as an association within the meaning of Treasury Regulation §301.7701-3.

(h)    COVID-19. Since January 1, 2020 and through the date of this Agreement, the Company Group has not deferred material Taxes or claimed any material Tax credits under any applicable law, rules and regulation, order or directive of any Governmental Authority enacted, implemented or issued in response to COVID-19.

3.18    Employee Plans.

(a)    Employee Plans. Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all material Employee Plans. For purposes of this Agreement, “Employee Plan” shall mean (collectively) (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (ii) all other material employment, natural person consultant or other service, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, severance, termination, retention, change in control compensation and other similar material fringe, welfare or other employee benefit plans, programs, agreement, contracts, policies or binding arrangements (whether or not in writing) (x) sponsored, maintained or contributed to (or required to be contributed to) by any member of the Company Group; (y) sponsored, maintained, or contributed to (or required to be contributed to) any other trade or business (whether or not incorporated) that would be treated as a single employer with the Company Group pursuant to Section 414 of the Code (an “ERISA Affiliate”); or (z) otherwise with respect to which the Company Group has any current liability, contingent or otherwise. With respect to each material Employee Plan, to the extent applicable, the Company has made available to the Parent Entities true, correct and complete copies of (A) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (B) the most recent determination or opinion letter, if any, from the IRS for any Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code; (C) the plan documents and summary plan descriptions; (D) any related trust agreements, insurance contracts, insurance policies or other Contracts of any funding arrangements; (E) any notices to or from the IRS or any office or representative of the United States Department of Labor or any similar Governmental Authority relating to any material compliance issues in respect of any such Employee Plan during the past three years; and (F) with respect to each material Employee Plan that is maintained in any non-United States jurisdiction primarily for the benefit of any employee of the Company Group whose principal work location is outside of the United States (the “International Employee Plans”), to the extent applicable, (1) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan; and (2) any document comparable to the determination letter referenced pursuant to clause (B) above issued by a Governmental Authority relating to the satisfaction of law necessary to obtain the most favorable Tax treatment.

(b)    Absence of Certain Plans. Except as set forth on Section 3.18(b) of the Company Disclosure Letter, neither the Company nor any of its ERISA Affiliates has previously maintained, sponsored or contributed to or currently maintains, sponsors or participates in, or contributes to, or has any liability or obligation with respect to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); (iii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that otherwise is or was subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA; or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code). No member of the Company Group has any current or contingent liability by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code.

(c)    Compliance. Each Employee Plan has been established, maintained, funded, operated and administered in all material respects in accordance with its terms and with all applicable law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority. All required contributions, premiums and other payments relating to the Employee Plans have been timely and accurately made, and no Employee Plan has any unfunded liabilities that have not been fully accrued. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualified status, and nothing has occurred that could reasonably be expected to adversely affect such Employee Plan’s qualified status. No member of the Company Group has incurred, whether or not assessed, any Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(d)    Employee Plan Legal Proceedings. As of the date hereof, there are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary of any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(e)    No Prohibited Transactions. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any breach of fiduciary duty or non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code, in each case applicable to the Company Group or any Employee Plan, or for which the Company Group has any indemnification obligation.

(f)    No Welfare Benefit Plan. No Employee Plan provides post-termination or retiree life insurance, health or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar law for which the covered Person pays the full cost of coverage.

(g)    No Additional Rights. None of the execution and delivery of this Agreement or the consummation of the Mergers will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in, or accelerate the time of payment, funding or vesting of, any payment (including severance, change in control, stay or retention bonus or otherwise) or benefits becoming due under any Employee Plan or otherwise; (ii) increase any compensation or benefits otherwise payable under any Employee Plan or otherwise; (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits under any Employee Plan or otherwise; (iv) trigger any other material obligation under, or result in the breach or violation of, any Employee Plan; or (v) limit or restrict the right of any Parent Entity to merge, amend or terminate any Employee Plan on or after the Company Merger Effective Time (other than ordinary notice and administration requirements and expenses or routine claims for benefits.)

(h)    Section 280G. No payment or benefit payable in connection with the consummation of the Mergers (either alone or in connection with any other event) could be characterized as a parachute payment within the meaning of Section 280G of the Code, and the Company Group has no obligation to gross-up or indemnify any individual with respect to any Tax under Section 4999 of the Code.

(i)    Section 409A. Each Employee Plan has been maintained, in form and operation, in all material respects in compliance with Section 409A of the Code, and the Company Group has no obligation to gross-up or indemnify any individual with respect to any such Tax.

(j)    International Employee Plans. Each International Employee Plan has been established, registered, maintained and administered in good standing and compliance in all material respects with its terms and conditions and with the requirements prescribed by any applicable laws or regulatory authorities. Furthermore, no International Employee Plan has material unfunded liabilities that as of the Company Merger Effective Time will not be offset by insurance or fully accrued. Except as required by applicable law, to the Knowledge of the Company, no condition exists that would prevent the Company Group from terminating or amending any International Employee Plan at any time for any reason without material liability to the Company or its Subsidiaries (other than ordinary notice and administration requirements and expenses or routine claims for benefits). Each International Employee Plan that is required to be registered has been so registered and has been maintained in good standing in all material respects with applicable regulatory authorities.

(k)    No New Employee Plans. The Company Group has no plan or commitment to amend any material Employee Plan or establish any material new employee benefit plan or to materially increase any benefits pursuant to any material Employee Plan.

3.19    Labor Matters.

(a)    Union Activities. The Company Group is not a party to or bound by any collective bargaining agreement, labor union contract or trade union agreement or other Contract with any labor union, works council, or other labor organization (each, a “Collective Bargaining Agreement”), and no employees of the Company Group are represented by a labor union, works council, or other labor organization with respect to their employment with the Company Group. To the Knowledge of the Company, there are no pending or threatened activities or proceedings of any labor union, works council, or other labor organization or trade union or group of employees to organize any employees of the Company Group with regard to their employment with the Company Group, and no such activities or proceedings have occurred within the past three years. No Collective Bargaining Agreement is being negotiated by the Company Group. There is no strike, lockout, slowdown, picketing, handbilling, work stoppage, or other material labor dispute against or affecting the Company Group pending or, to the Knowledge of the Company, threatened against or affecting the Company Group, and no such labor disputes have occurred within the past three years.

(b)    Wage and Hour and Legal Compliance. Except for instances of such noncompliance that would not have a Company Material Adverse Effect, the Company Group is in compliance, and has complied, with applicable laws and orders with respect to labor and employment (including applicable laws, statutes, acts, codes, orders, rules and regulations regarding wage and hour, immigration, harassment, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, COVID-19, affirmative action, unemployment insurance, discrimination or retaliation in employment, employee health and safety, and collective bargaining).

(c)    Withholding. Except as would not have a Company Material Adverse Effect, the Company Group has withheld all amounts required by applicable law to be withheld from the wages, salaries and other payments to current and former employees and other service providers, and are not liable for any arrears of wages, salaries or other payments, including under Contract, Company Group policy or law, or any Taxes or any penalty for failure to comply with any of the foregoing. None of the Company Group is liable for any material payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the ordinary course of business).

(d)    Sexual Harassment. The Company Group has promptly, thoroughly and impartially investigated all sexual harassment, or other discrimination or retaliation allegations of which any of them is aware or has been made aware since May 16, 2018. With respect to each such allegation with potential merit, the Company Group has taken prompt corrective action that is reasonably calculated to prevent further improper action. The Company Group does not reasonably expect any material liability with respect to any such allegations.

(e)    COVID-19. Except as set forth on Schedule 3.19(e) of the Company Disclosure Letter, since January 1, 2020 and through the date hereof, as related to COVID-19, the Company Group has not (i) taken any material action with respect to employees of the Company Group, including implementing workforce reductions, terminations, furloughs or material changes to compensation, benefits or working schedules, or changes to Employee Plans, or (ii) applied for or received loans on a forgivable basis under the Paycheck Protection Program implemented pursuant to The Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) or any similar Governmental Authority program implemented in response to COVID-19, and as of the date hereof the Company is not aware of any facts or circumstances that would give rise to any of the foregoing actions being reasonably anticipated to be taken by the Company Group.

3.20    Permits. Except as would not have a Company Material Adverse Effect, the Company Group holds, to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Authorities (“Permits”) that are required for the operation of the business of the Company Group as currently conducted. The Company Group complies with the terms of all Permits, and no suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that would not have a Company Material Adverse Effect.

3.21    Compliance with Laws. The Company and each of its Subsidiaries is in compliance with all laws and orders that are applicable to the Company Group or to the conduct of the business or operations of the Company Group, except for noncompliance that would not have a Company Material Adverse Effect. No representation or warranty is made in this Section 3.21 with respect to (a) compliance with the Exchange Act, which is exclusively addressed by Section 3.9 and Section 3.10; (b) compliance with Environmental Law, which is exclusively addressed by Section 3.15; (c) compliance with applicable Tax laws, which is exclusively addressed by Section 3.17, Section 3.18 and Section 3.19(c); (d) compliance with ERISA and other applicable laws relating to employee benefits, which is exclusively addressed by Section 3.18; (e) compliance with labor law matters, which is exclusively addressed by Section 3.19; or (f) compliance with trade control laws and anti-corruption laws, which is exclusively addressed by Section 3.26.

3.22    Legal Proceedings; Orders.

(a)    No Legal Proceedings. There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company Group or, as of the date hereof, against any present or former officer or director of the Company Group in such individual’s capacity as such.

(b)    No Orders. None of the Company Group is subject to any material order of any kind or nature that would prevent or materially delay the consummation of the Mergers or the ability of the Company Parties to fully perform its covenants and obligations pursuant to this Agreement.

3.23    Insurance. As of the date hereof, the Company Group has all material policies of insurance covering the Company Group and any of its employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company Group. As of the date hereof, all such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that would not have a Company Material Adverse Effect.

3.24    Related Person Transactions. Except for indemnification, compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company Group, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.25    Brokers. Except for the Advisor, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company Group who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Mergers.

3.26    Trade Controls; FCPA.

(a)    The Company Group has conducted its transactions and dealings in material accordance with all applicable United States anti-money laundering laws, regulations, and orders; export and re-export control laws, regulations, and orders; economic or trade sanctions laws, regulations, and orders; and all other similar applicable laws, regulations, and orders in other countries in which the Company Group conducts business (collectively, “Trade Control Laws”).

(b)    The Company and each of its Subsidiaries has implemented and maintains in effect written policies and procedures and internal controls reasonably designed to prevent, deter and detect violations of applicable Trade Control Laws and the FCPA and all other applicable anti-corruption laws, statutes, regulations, and orders (collectively, “Anti-Corruption Laws”). The Company Group has not made any voluntary or involuntary disclosure, conducted any internal investigation, or, to the Knowledge of the Company, received any notice of facts or circumstances, in each case, relating to an actual or potential material violation of Trade Control Laws or the Anti-Corruption Laws.

(c)    To the Knowledge of the Company, as of the date hereof, there are no pending or threatened Legal Proceedings against the Company Group alleging a material violation of any Trade Control Laws or Anti-Corruption Laws that are applicable to the Company Group.

(d)    No material licenses or approvals pursuant to the Trade Control Laws are necessary for the transfer of any export licenses or other export approvals to any Parent Entity or the Surviving Entities in connection with the consummation of the Mergers.

(e)    Except as would not be material to the Company Group, during the past five (5) years, neither the Company Group nor, to the Knowledge of the Company, any officer, director, agent, employee or other Person acting on its behalf, has, directly or indirectly, (i) taken any action that would cause them to be in violation of any provision of Anti-Corruption Laws; (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (iii) made, offered or authorized any unlawful payment, or other thing of value, to foreign or domestic government officials or employees; or (iv) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of Anti-Corruption Laws.

(f)    Except as would not be material to the Company Group, neither the Company Group nor any of its respective officers, directors or employees, nor to the Knowledge of the Company, any agent or other third party representative acting on behalf of the Company Group, is currently, or has been in the past five (5) years: (i) a Sanctioned Person or organized, resident or located in a Sanctioned Country, or (ii) engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country, in each case that would result in a violation of Trade Control Laws.

(g)    No member of the Company Group engages in (a) the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (b) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA. No member of the Company Group has any current intention of engaging in such activities in the future.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

Except as set forth in the disclosure letter delivered by the Buyer Parties on the date hereof (the “Parent Disclosure Letter”), the Buyer Parties hereby represent and warrant to the Company Parties as follows:

4.1    Organization; Good Standing.

(a)    Parent Entities. Each Parent Entity (i) is duly organized, validly existing and in good standing pursuant to the laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b)    Merger Subs. Each of Merger Sub I and Merger Sub II (i) is a corporation or limited liability company duly organized or formed, validly existing and in good standing pursuant to the DGCL or the DLLCA, as applicable; and (ii) has the requisite corporate or limited liability company power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(c)    Organizational Documents. The Parent Entities have made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of the Buyer Parties, each as amended to date. No Buyer Party is in violation of its certificate of incorporation, bylaws or other similar organizational document.

4.2    Power; Enforceability. Each Buyer Party has the requisite power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Mergers. The execution and delivery of this Agreement by the Buyer Parties, the performance by each Buyer Party of its respective covenants and obligations hereunder and the consummation of the Mergers have been duly authorized by all necessary action on the part of each Buyer Party and no additional actions on the part of any Buyer Party are necessary to authorize (i) the execution and delivery of this Agreement by each Buyer Party; (ii) the performance by each Buyer Party of its respective covenants and obligations hereunder; or (iii) the consummation of the Mergers. This Agreement has been duly executed and delivered by each Buyer Party and, assuming the due authorization, execution and delivery by the Company Parties, constitutes a legal, valid and binding obligation of each Buyer Party, enforceable against each Buyer Party in accordance with its terms, subject to the Enforceability Limitations.

4.3    Non-Contravention. The execution and delivery of this Agreement by each Buyer Party, the performance by each Buyer Party of their respective covenants and obligations hereunder, and the consummation of the Mergers do not (a) violate or conflict with any provision of the certificate of incorporation, bylaws or other similar organizational documents of the Buyer Parties; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which any Buyer Party is a party or by which the Buyer Parties or any of their properties or assets may be bound; (c) assuming the consents, approvals and authorizations referred to in Section 4.4 have been obtained, violate or conflict with any law or order applicable to the Buyer Parties or by which any of their properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Buyer Parties, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, prevent or materially delay the consummation of the Mergers or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

4.4    Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of the Buyer Parties or any of their Affiliates (a) in connection with the execution and delivery of this Agreement by each Buyer Party; (b) the performance by each Buyer Party of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Mergers, except (i) the filing of the Holdings Certificate of Merger and the Company Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and Antitrust Laws and Foreign Investment Laws set forth in Section 7.1(b) of the Company Disclosure Letter; and (iv) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the Mergers or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement. None of the Buyer Parties will permit, as of the Closing, any entity under the “control” (defined in the DPA) of a People’s Republic of China national, or any entity under the control of a Russian Federation national, or, except as would not prevent the consummation of the Mergers or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement, any entity under the control of any other foreign government, to obtain through any Buyer Party, control with respect to the Company Group; provided that any entity that does not expand the applicable Antitrust Laws and Foreign Investment Laws beyond those set forth in Section 7.1(b) of the Company Disclosure Letter shall be deemed to satisfy this exception.

4.5    Legal Proceedings; Orders.

(a)    No Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of the Parent Entities or any of their Affiliates, threatened against the Buyer Parties that would, individually or in the aggregate, prevent or materially delay the consummation of the Mergers or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

(b)    No Orders. No Buyer Party is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Mergers or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

4.6    Ownership of Company Capital Stock. None of the Buyer Parties or any of their respective directors, officers, general partners or Affiliates or, to the knowledge of the Parent Entities or any of their controlled Affiliates, any employees of the Buyer Parties or any of their controlled Affiliates (a) has owned any shares of Company Capital Stock; or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case during the two years prior to the date hereof.

4.7    Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Buyer Parties or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Mergers.

4.8    Operations of the Buyer Parties. Each Buyer Party has been formed solely for the purpose of engaging in the Mergers, and, prior to the Holdings Merger Effective Time and the Company Merger Effective Time, none of the Buyer Parties will have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by the Equity Commitment Letter or any agreements or arrangements entered into in connection with the Debt Financing, the Guaranty and this Agreement. Parent I owns beneficially and of record all of the outstanding capital stock, and other equity and voting interest in, Merger Sub I free and clear of all liens. Parent II owns beneficially and of record all of the outstanding capital stock, and other equity and voting interest in, Merger Sub II free and clear of all liens.

4.9    No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, any Parent Entity is necessary to approve this Agreement and the Mergers. The vote or consent of Parent I, as the sole stockholder of Merger Sub I is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub I necessary to approve this Agreement and the Company Merger. The vote or consent of Parent II, as the sole member of Merger Sub II is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub II necessary to approve this Agreement and the Holdings Merger.

4.10    Guaranty. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company its duly executed Guaranty. The Guaranty is in full force and effect and constitutes a legal, valid and binding obligation of the Guarantor, enforceable against it in accordance with its terms, subject to the Enforceability Limitations. No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of the Guarantor pursuant to the Guaranty.

4.11    Financing.

(a)    Equity Commitment Letter. As of the date hereof, the Parent Entities have delivered to the Company a true, correct and complete copy of the executed Equity Commitment Letter, dated as of the date hereof, pursuant to which the Guarantor has committed, subject to the terms and conditions thereof, to invest in the Parent Entities, directly or indirectly, the cash amounts set forth therein for the purpose of funding up to the aggregate value of the Mergers (such financing, the “Equity Financing”). The Equity Commitment Letter provides that (A) the Company is an express third party beneficiary thereof in connection with the Company’s exercise of its rights under Section 9.8(b); and (B) subject in all respects to Section 9.8(b), the Parent Entities and the Guarantor will not oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise of such third party beneficiary rights.

(b)    No Amendments. As of the date hereof, (i) the Equity Commitment Letter and the terms of the Equity Financing have not been amended or modified prior to the date hereof; (ii) no such amendment or modification is contemplated; and (iii) the respective commitments contained therein have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, there are no other Contracts, agreements, side letters or arrangements to which any Parent Entity is a party relating to the funding or investing, as applicable, of the full amount of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter. Other than as set forth in the Equity Commitment Letter, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Equity Financing.

(c)    Sufficiency of Equity Financing. The net proceeds of the Equity Financing, when funded in accordance with the Equity Commitment Letter, along with the Company Group’s Cash on Hand at Closing, will be, in the aggregate, sufficient to (i) make the payment of all amounts payable pursuant to Article II in connection with or as a result of the Mergers and (ii) pay all fees and expenses required to be paid at the Closing by the Company Parties in connection with the Mergers and the Equity Financing.

(d)    Validity. As of the date hereof, the Equity Commitment Letter (in the form delivered by the Parent Entities to the Company) is in full force and effect and constitutes the legal, valid and binding obligations of the Parent Entities and the Guarantor, as applicable, enforceable against each Parent Entity and the Guarantor, as applicable, in accordance with its terms, subject to the Enforceability Limitations. Other than as expressly set forth in the Equity Commitment Letter, there are no conditions precedent or other contingencies related to the funding of the full proceeds of the Equity Financing pursuant to any agreement relating to the Equity Financing to which the Guarantor, any Parent Entity or any of their respective Affiliates, is a party. As of the date hereof, no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of any Parent Entity or the Guarantor pursuant to the Equity Commitment Letter (it being understood that no Parent Entity is making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Article III or the Company Parties’ compliance hereunder). As of the date hereof, no Parent Entity has any reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Equity Financing to be satisfied by it, whether or not such term or condition is contained in the Equity Commitment Letter (it being understood that no Parent Entity is making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties in Article III or the Company Parties’ compliance hereunder). As of the date hereof, the Parent Entities have fully paid, or caused to be fully paid, all commitment or other fees that are due and payable on or prior to the date hereof, in each case pursuant to and in accordance with the terms of the Equity Commitment Letter.

(e)    No Exclusive Arrangements. As of the date hereof, none of the Guarantor, any Parent Entity, or any of their respective Affiliates has entered into any Contract, arrangement or understanding (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis in connection with the Mergers; or (ii) expressly prohibiting any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person in connection with a transaction relating to the Company Group in connection with the Mergers.

4.12    Stockholder and Management Arrangements. As of the date hereof, except for the Voting Agreements, no Parent Entity nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder (other than any existing limited partner or other equity financing source of the Guarantor or any of its Affiliates), director, officer, employee or other Affiliate of the Company Group (a) relating to (i) this Agreement or the Mergers; or (ii) the Surviving Entities or any of their Subsidiaries, businesses or operations (including as to continuing employment) from and after the Closing; or (b) pursuant to which any (i) such holder of Holdings Units or Company Capital Stock would be entitled to receive consideration of a different amount or nature than the Per Unit Price or Per Share Price in respect of such holder’s Holdings Units or shares of Company Capital Stock, respectively; (ii) such holder of Holdings Units or Company Capital Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) such stockholder, director, officer, employee or other Affiliate of the Company Group other than the Guarantor has agreed to provide, directly or indirectly, equity investment to the Buyer Parties or the Company Parties to finance any portion of the Mergers.

4.13    Solvency. As of the Company Merger Effective Time and immediately after giving effect to the Mergers (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Mergers and all related fees and expenses of the Parent Entities, the Company and their respective Subsidiaries in connection therewith), (a) the amount of the “fair saleable value” of the assets of each of the Surviving Entities and its respective Subsidiaries will exceed (i) the value of all liabilities of such Surviving Entity and its Subsidiaries, including contingent and other liabilities; and (ii) the amount that will be required to pay the probable liabilities of each such Surviving Entity and its Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) each of the Surviving Entities and its respective Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and (c) each of the Surviving Entities and its respective Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

4.14    Exclusivity of Representations and Warranties.

(a)    No Other Representations and Warranties. Each Buyer Party, on behalf of itself and its respective Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III:

(i)    neither the Company Parties nor any of their respective Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Mergers;

(ii)    no Person has been authorized by the Company Group or any of its Affiliates or Representatives to make any representation or warranty relating to the Company Group or any of its businesses or operations or otherwise in connection with this Agreement or the Mergers, and if made, such representation or warranty must not be relied upon by the Buyer Parties or any of their respective Affiliates or Representatives as having been authorized by the Company Group or any of its Affiliates or Representatives (or any other Person); and

(iii)    the representations and warranties made by the Company Parties in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company Parties hereby disclaim any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Buyer Parties or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b)    No Reliance. Each Buyer Party, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Mergers) in reliance on:

(i)    any representation or warranty, express or implied;

(ii)    any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Buyer Parties or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Mergers, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii)    the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1    Affirmative Obligations. Except (a) as expressly contemplated by this Agreement; (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; (c) as contemplated by Section 5.2; (d) for any actions taken reasonably and in good faith to respond to COVID-19 or any COVID-19 Measures; or (e) as approved by Parent I (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, each of the Company Parties will, and will cause each of its Subsidiaries to, (i) use its respective commercially reasonable efforts to maintain its existence in good standing pursuant to applicable law; (ii) subject to the restrictions and exceptions set forth in Section 5.2 or elsewhere in this Agreement, use its respective commercially reasonable efforts to conduct its business and operations in the ordinary course of business; and (iii) use its respective commercially reasonable efforts to (A) preserve intact its material assets, properties, Contracts or other legally binding understandings, licenses and business organizations; (B) keep available the services of its current officers and key employees; and (C) preserve the current relationships with customers, vendors, distributors, partners (including resellers, platform partners, referral partners, consulting and implementation partners), lessors, licensors, licensees, creditors, contractors and other Persons with which the Company Group has business relations.

5.2 Forbearance Covenants. Except (i) as set forth in Section 5.2 of the Company Disclosure Letter; (ii) as approved by Parent I (which approval will not be unreasonably withheld, conditioned or delayed); or (iii) as expressly contemplated by the terms of this Agreement, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Company Parties will not, and will not permit any of its Subsidiaries, to:

(a)    amend the Charter, the Bylaws, the Holdings LLCA, or any other similar organizational document;

(b)    propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c)    issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities, except (A) for the issuance or sale of shares of Company Common Stock or Holdings Units in connection with the exercise or settlement (as applicable) of Convertible Notes, Company Options, Company PSUs, Company RSUs, Holdings RSUs or Holdings Incentive Units outstanding as of the Capitalization Date in accordance with their terms and pursuant to the ESPP in accordance with its terms (as modified by Section 2.8(g) and Section 2.8(h)); (B) in connection with agreements in effect on the date hereof and made available to the Parent Entities (or the form of such agreement has been made available to the Parent Entities and any such agreement is substantially identical to such form), including the maximum amount of Company Securities to be issued thereunder; or (C) in connection with any Holdings Unit Redemption;

(d)    directly or indirectly acquire, repurchase or redeem any securities, except for (A) repurchases, withholdings, or cancellations of Company Securities pursuant to the terms and conditions of the Capped Call Documentation, Company Options, Company RSUs, Company PSUs, Holdings RSUs or Holdings Incentive Units outstanding as of the date hereof in accordance with their terms as of the date hereof; (B) transactions between the Company and any of its direct or indirect Subsidiaries; or (C) in connection with any Holdings Unit Redemption;

(e)    (A) adjust, split, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, shares of its capital stock or other equity or voting interest; (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of Holdings to the Company, Holdings, or one of Holdings’ other wholly owned Subsidiaries; (C) pledge or encumber any shares of its capital stock or other equity or voting interest; or (D) modify the terms of any shares of its capital stock or other equity or voting interest;

(f)    (A) incur or assume any Indebtedness (including any long-term or short-term debt) or issue any debt securities, except (1) for trade payables incurred in the ordinary course of business; (2) obligations incurred pursuant to business credit cards in the ordinary course of business; and (3) intercompany loans or advances between or among Holdings, the Company and/or Holdings’ direct or indirect wholly-owned Subsidiaries; or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of Holdings or any direct or indirect wholly owned Subsidiaries of Holdings;

(g)    mortgage or pledge any of its and its Subsidiaries’ assets, tangible or intangible, or create or incur any lien thereupon (other than Permitted Liens), other than in connection with financing transactions permitted by Section 5.2(f) or consented to by Parent I;

(h)    make any loans, advances or capital contributions to, or investments in, any other Person, except for (1) extensions of credit to customers in the ordinary course of business; (2) advances to directors, officers and other employees for travel and other business-related expenses, in each case in the ordinary course of business and in compliance in all material respects with the Company Group’s policies related thereto; and (3) loans, advances or capital contributions to, or investments in, Holdings or any direct or indirect wholly-owned Subsidiaries of Holdings;

(i)    acquire, lease, license, sell, abandon, transfer, assign, guarantee, or exchange any assets, tangible or intangible (including any Company Intellectual Property), in each case in excess of $250,000 individually, and other than (1) the sale, lease or licensing of products or services of the Company Group or other materials embodying Company Intellectual Property in the ordinary course of business; (2) the acquisition, assignment or abandonment of immaterial Company Intellectual Property in connection with the exercise of the reasonable business judgment of the Company Group in the ordinary course of business; (3) the abandonment of trade secrets in the ordinary course of business and to the extent not economically desirable to maintain for the conduct of the business of the Company Group; and (4) any capital expenditures permitted by (or consented to by Parent I under) Section 5.2(n);

(j)    (A) enter into, adopt, amend (including accelerating the vesting, payment or funding), modify or terminate any bonus, profit sharing, compensation, severance, termination, option, appreciation right, performance unit, phantom equity, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other Employee Plan or employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee of the Company Group in any manner (other than at-will offer letters (or, for jurisdictions outside of the United States, employment agreements that provide for employment periods or rights no greater than required by applicable law) entered into with new hires of employees of the Company Group in the ordinary course of business and consistent with past practice and whose annual salary is less than $200,000); (B) increase or decrease the compensation of any director, officer, employee, individual consultant, former employee, individual independent contractor, or other individual service provider of the Company Group, pay any special bonus or special remuneration to any director, officer, employee, individual consultant, former employee, individual independent contractor, or other individual service provider of the Company Group, or pay any benefit not required by (or accelerate the time of payment or vesting of any payment becoming due under) any Employee Plan as in effect as of the date hereof, except in the case of each of (A) and (B), (1) as may be required by applicable law or the terms of the applicable Employee Plan in effect as of the date hereof; or (2) for increases in base salary for employees of the Company Group below the level of vice president and whose annual salary is less than $200,000 in the ordinary course of business and consistent with past practice (it being understood that these exceptions in the foregoing clauses (1) and (2) will not apply to any actions otherwise prohibited by Section 5.2(c) or the following sub-clause (C)); (C) enter into any change in control, severance or similar agreement or any retention or similar agreement with any officer, employee, director, individual independent contractor, individual consultant, or other individual service provider of the Company Group, or (D) hire, terminate (other than for “cause”), furlough or temporarily lay off any officer, employee, director, individual independent contractor, individual consultant, or other individual service provider of the Company Group with an annual base salary or wages (or, in the case of non-employee service providers, equivalent compensation) of $200,000 or more.

(k)    settle, release, waive or compromise any pending or threatened material Legal Proceeding or other claim, except for the settlement of any Legal Proceedings or other claim that is (A) reflected or reserved against in the Audited Company Balance Sheet; (B) for solely monetary payments of no more than $200,000 individually and $500,000 in the aggregate; or (C) settled in compliance with Section 6.15;

(l)    except as required by applicable law or GAAP, (A) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business; or (B) make any change in any of its accounting principles or practices;

(m)    except in the ordinary course of business, (A) make or change any material Tax election; (B) settle, consent to or compromise any material Tax claim or assessment or surrender a right to a material Tax refund; (C) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment; (D) file an amended Tax Return that could materially increase the Taxes payable by the Company or its Subsidiaries; or (E) enter into a closing agreement with any Governmental Authority regarding any material Tax;

(n)     incur or commit to incur any capital expenditure(s) other than (1) consistent with the capital expenditure budget set forth in Section 5.2(n) of the Company Disclosure Letter or (2) to the extent that such capital expenditures do not exceed $1,000,000 individually or $5,000,000 in the aggregate;

(o)    enter into, modify, amend or terminate any (a) Contracts (other than any Material Contract) that if so entered into, modified, amended or terminated would, individually or in the aggregate, have a Company Material Adverse Effect; or (b) Material Contract or any Contract that would have been a Material Contract if such Contract was in existence as of the date hereof, except in the ordinary course of business or as permitted under Section 5.2(c) and Section 5.2(j);

(p)    maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice;

(q)    engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(r)    effectuate or announce any closing, employee layoff, furlough, reduction to terms and conditions of employment or other event affecting in whole or in part any site of employment, facility, operating unit or employee that would result in liability of the Company Group under WARN;

(s)    grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business;

(t)    acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material portion thereof or material equity interest therein or enter into any Contract that involves a joint venture entity, limited liability company or legal partnership (excluding, for avoidance of doubt, reseller agreements and other commercial agreements that do not involve the formation of an entity with any third Person);

(u)    (A) enter into any Collective Bargaining Agreement or agreement or arrangement to form a works council or other Contract with any labor union or other labor organization or works council, except to the extent required by applicable law; provided that the Company Parties or their applicable Subsidiaries must first provide Parent I and its counsel reasonable advance notice thereof and a reasonable opportunity to review and comment thereon, and the Company Parties and such Subsidiaries will give due consideration to all reasonable additions, deletions, changes or other recommendations suggested thereto by Parent I or its counsel; or (B) recognize or certify any labor union, works council or other labor organization, or group of employees, as the bargaining representative for any employees of the Company Group, except as required by applicable law;

(v)    waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(w)    adopt or implement any stockholder rights plan or similar arrangement, in each case, applicable to the Mergers or any other transaction consummated pursuant to the Parent Entities’ rights under Section 5.3(d)(i)(2) or Section 5.3(d)(ii)(3);

(x)    enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 5.2.

5.3    No Solicitation.

(a)    No Solicitation or Negotiation. Subject to the terms of Section 5.3(b), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Company Parties will cease and cause to be terminated any discussions or negotiations with any Person and its Affiliates, directors, officers, employees, consultants, agents, representatives and advisors (collectively, “Representatives”) that would be prohibited by this Section 5.3(a), request the prompt return or destruction of all non-public information concerning the Company Group theretofore furnished to any such Person with whom a confidentiality agreement was entered into at any time within the six month period immediately preceding the date hereof and will (A) cease providing any further information with respect to the Company Parties or any Acquisition Proposal to any such Person or its Representatives; and (B) terminate all access granted to any such Person and its Representatives to any physical or electronic data room. Subject to the terms of Section 5.3(b), from the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Company Group will not, and will not instruct, authorize or knowingly permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; (ii) furnish to any Person (other than to the Parent Entities or any designees of the Parent Entities) any non-public information relating to the Company Group or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group (other than the Parent Entities or any designees of the Parent Entities), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 5.3 and contacting the Person making the Acquisition Proposal to the extent necessary to clarify the terms of the Acquisition Proposal); (iv) approve, endorse or recommend any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal; or (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). From the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Company will not be required to enforce, and will be permitted to waive, any provision of any standstill or confidentiality agreement solely to the extent that such provision prohibits or purports to prohibit a confidential proposal being made to the Company Board (or any committee thereof).

(b)    Superior Proposals. Notwithstanding anything to contrary set forth in this Section 5.3, from the date hereof until the Company’s receipt of the Requisite Stockholder Approval, the Company Parties and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives (including the Advisor), participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company Group to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made or delivered to the Company Parties an Acquisition Proposal after the date hereof, and otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives and financing sources) with such Acquisition Proposal (in each case, if requested by such Person), in each case with respect to an Acquisition Proposal that did not result from any material breach of Section 5.3(a); provided, however, that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal, and the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take the actions contemplated by this Section 5.3(b) would be inconsistent with its fiduciary duties pursuant to applicable law; and provided further, however, that the Company will promptly (and in any event within 24 hours) make available to the Parent Entities any non-public information concerning the Company Group that is provided to any such Person or its Representatives that was not previously made available to the Parent Entities.

(c)    No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(d), at no time after the date hereof may the Company Board (or a committee thereof):

(i)    (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to any Parent Entity in any material respect; (B) adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within 10 Business Days after Parent I so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than three separate occasions); (D) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Company Board (or a committee thereof) may refrain from taking a position with respect to an Acquisition Proposal until the close of business on the 10th Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.3); or (E) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Company Board Recommendation Change”); provided, however, that, for the avoidance of doubt, none of (1) the determination by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal or (2) the delivery by the Company to the Parent Entities of any notice contemplated by Section 5.3(d) will constitute a Company Board Recommendation Change; or

(ii)    cause or permit the Company Group to enter into an Alternative Acquisition Agreement.

(d)    Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Stockholder Approval:

(i)    other than in connection with a bona fide Acquisition Proposal that constitutes a Superior Proposal, the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to any positive material event or development or material change in circumstances with respect to the Company that was (A) not actually known to, or reasonably expected by, the Company Board as of the date hereof; and (B) does not relate to (a) any Acquisition Proposal; or (b) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (b) may be considered and taken into account) (each such event, an “Intervening Event”), if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable law and if and only if:

(1)    the Company has provided prior written notice to the Parent Entities at least four Business Days in advance to the effect that the Company Board (or a committee thereof) has (A) so determined; and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 5.3(d)(i), which notice will specify the applicable Intervening Event in reasonable detail; and

(2)    prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such four Business Day period, must have (A) negotiated with the Parent Entities and their Representatives in good faith (to the extent that the Parent Entities desire to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board (or a committee thereof) no longer determines that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties pursuant to applicable law; and (B) permitted the Parent Entities and their Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that the Parent Entities requests to make such a presentation); or

(ii)    if the Company has received a bona fide Acquisition Proposal, that the Company Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, in each case if and only if:

(1)    the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable law;

(2)    the Company Group and its Representatives have complied in all material respects with their obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal;

(3)    (i) the Company has provided prior written notice to the Parent Entities at least four Business Days in advance (the “Notice Period”) to the effect that the Company Board (or a committee thereof) has (A) received a bona fide Acquisition Proposal that has not been withdrawn; (B) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to this Section 5.3(d)(ii) absent any revision to the terms and conditions of this Agreement, which notice will specify the basis for such Company Board Recommendation Change or termination, including the identity of the Person or “group” of Persons making such Acquisition Proposal, the material terms thereof and copies of all relevant documents relating to such Acquisition Proposal; and (ii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Notice Period, must have (1) negotiated with the Parent Entities and their Representatives in good faith (to the extent that the Parent Entities desire to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (2) permitted the Parent Entities and their Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto (to the extent that the Parent Entities request to make such a presentation); provided, however, that in the event of any material revisions to such Acquisition Proposal, the Company will be required to deliver a new written notice to the Parent Entities and to comply with the requirements of this Section 5.3(d)(ii)(3) (other than the requirement of a presentation as contemplated by clause (ii)(3) above) with respect to such new written notice (it being understood that the “Notice Period” in respect of such new written notice will be three Business Days); and

(4)    in the event of any termination of this Agreement in order to cause or permit the Company Group to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 8.1(h), including paying the Company Termination Fee in accordance with Section 8.3(b)(iii).

(e)    Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Company will promptly (and, in any event, within one Business Day) notify the Parent Entities if any inquiries, offers or proposals that constitute an Acquisition Proposal are received by the Company or any of its Representatives or any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives with respect to an Acquisition Proposal. Such notice must include (i) the identity of the Person or “group” of Persons making such offers or proposals (unless, in each case, such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person or “group” of Persons that is in effect on the date of this Agreement); and (ii) a summary of the material terms and conditions of such offers or proposals. Thereafter, the Company must keep the Parent Entities reasonably informed, on a prompt basis, of the status (and supplementally provide the terms) of any such offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations.

(f)    Certain Disclosures. Nothing in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 5.3; or (iv) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company Group) that the Company Board (or a committee thereof) has determined to make in good faith in order to comply with applicable law, regulation or stock exchange rule or listing agreement, it being understood that any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this Section 5.3(f) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board (or any committee thereof) and the rights of the Parent Entities under this Section 5.3, it being understood that nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to effect a Company Board Recommendation Change other than in accordance with Section 5.3(d). In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board (or a committee thereof) that describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and the operation of this Agreement with respect thereto will not, in and of itself, be deemed to be (A) a withholding, withdrawal, amendment, or modification, or proposal by the Company Board (or a committee thereof) to withhold, withdraw, amend or modify, the Company Board Recommendation; (B) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (C) a Company Board Recommendation Change.

(g)    Breach by Representatives. The Company Parties agree that any breach of this Section 5.3 by any director, officer or other Representative of a Company Party (other than a consultant or an employee of a Company Party who is not an officer of the Company) will be deemed to be a breach of this Section 5.3 by the Company Parties. The Company Parties will not authorize, direct or knowingly permit any consultant or employee of a Company Party to breach this Section 5.3, and upon becoming aware of any breach or threatened breach of this Section 5.3 by a consultant or employee of a Company Party, shall use their reasonable best efforts to stop such breach or threatened breach.

ARTICLE VI

ADDITIONAL COVENANTS

6.1    Required Action and Forbearance; Efforts.

(a)    Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, the Buyer Parties, on the one hand, and the Company Parties, on the other hand, will use their respective reasonable best efforts to (A) take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Mergers, including by:

(i)    causing the conditions to the Mergers set forth in Article VII to be satisfied;

(ii)    (1) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (2) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Mergers;

(iii)    obtaining all consents, waivers and approvals and delivering all notifications pursuant to any Material Contracts in connection with this Agreement and the consummation of the Mergers so as to maintain and preserve the benefits to the Surviving Entities of such Material Contracts as of and following the consummation of the Mergers; and

(iv)    executing and delivering any Contracts and other instruments that are reasonably necessary to consummate the Mergers.

(b)    No Omission to Take Necessary Action. In addition to the foregoing, subject to the terms and conditions of this Agreement (including subject to clause (D) of the second sentence of Section 6.2(a)), neither the Buyer Parties, on the one hand, nor the Company Parties, on the other hand, will take any action, or omit to take any action, which action or omission is intended to or has (or would reasonably be expected to have) the effect of preventing, impairing, delaying or otherwise adversely affecting (i) the consummation of the Mergers; or (ii) the ability of such Parties to fully perform their obligations pursuant to this Agreement. For the avoidance of doubt, no action by the Company Parties taken in compliance with Section 5.3 will be considered a violation of this Section 6.1. In addition to the foregoing, subject to the terms and conditions of this Agreement, the Company Parties shall promptly notify the Parent Entities of any material actions taken, or expected to be taken by the Company Group relating to COVID-19; provided, that the Company Parties shall consult with the Parent Entities in good faith prior to implementing any such actions by the Company Group relating to COVID-19.

(c)    No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, the Company Group will not be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), or the provision of additional security (including a guaranty), in connection with the Mergers, including in connection with obtaining any consent pursuant to any Material Contract.

6.2    Filings.

(a)    Filing Under the HSR Act and Other Applicable Antitrust Laws and Foreign Investment Laws. The Buyer Parties (and their respective Affiliates, if applicable), on the one hand, and the Company Parties (and their respective Subsidiaries, if applicable), on the other hand, will, to the extent required in the reasonable judgment of counsel to the Parent Entities and the Company, (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Mergers as required by the HSR Act within 7 Business Days following the date hereof, provided that in the event that the FTC and/or the Antitrust Division of the DOJ is closed or not accepting such filings under the HSR Act (a “Governmental Closure”), such day shall be extended day-for-day, for each Business Day the Government Closure is in effect; and (ii) as soon as practicable after the date of this Agreement file comparable pre-merger or post-merger notification filings, forms and submissions with any Governmental Authority (including in draft form where applicable) pursuant to any other applicable Antitrust Laws and Foreign Investment Laws, with the Parent Entities having primary responsibility for the making of such filings. Each of the Parent Entities and the Company will use reasonable efforts to (A) cooperate and coordinate (and cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause the other to be supplied) any additional information that may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) take all action necessary to (1) cause the expiration or termination of the applicable waiting periods (including where applicable, by way of a positive clearance decision) pursuant to the HSR Act and any other applicable Antitrust Laws and Foreign Investment Laws, including requesting early termination of the HSR waiting period; and (2) obtain the required consents pursuant to any other applicable Antitrust Laws and Foreign Investment Laws, in each case as soon as practicable. If any Party or Subsidiary thereof receives a request for additional information or documentary material from any Governmental Authority with respect to the Mergers pursuant to the HSR Act or any other applicable Antitrust Laws and Foreign Investment Laws, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request.

(b)    Divestitures. In furtherance and not in limitation of the foregoing, if and to the extent necessary to obtain clearance of the Mergers pursuant to the HSR Act and the Antitrust Laws and Foreign Investment Laws set forth in Section 7.1(b) of the Company Disclosure Letter, the Buyer Parties (and their respective controlled Affiliates, if applicable) will (i) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of the Buyer Parties (and their respective controlled Affiliates, if applicable), on the one hand, and the Company Group, on the other hand; and (B) any other restrictions on the activities of the Buyer Parties (and their respective controlled Affiliates, if applicable), on the one hand, and the Company Group, on the other hand; and (ii) contest, defend and appeal any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers.

(c)    Cooperation. In furtherance and not in limitation of the foregoing, the Company Parties and the Buyer Parties shall (and shall cause their respective Subsidiaries to), subject to any restrictions under applicable laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Mergers and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other parties in relation to) any proposed draft notifications, formal notifications (provided, however, that filings made under the HSR Act need not be shared), filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Mergers to a Governmental Authority; (ii) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Mergers and any material developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable laws and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Mergers; and (iii) not independently participate in any meeting, hearing, proceeding or material discussions (whether in person, by telephone or otherwise) with or before any Governmental Authority in respect of the Mergers without giving the other parties reasonable prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company Parties and the Buyer Parties may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the non-public information; provided, however, that each of the Company Parties and the Buyer Parties may redact any valuation and related information, or information that is protected by legal privilege, before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis.

6.3    Proxy Statement and Other Required SEC Filings.

(a)    Proxy Statement. Promptly following the date hereof, the Company will prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting. Subject to Section 5.3(d), the Company must include the Company Board Recommendation in the Proxy Statement.

(b)    Other Required Company Filing. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Mergers pursuant to applicable law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company will promptly prepare and file such Other Required Company Filing with the SEC. The Company Parties will use their reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and Nasdaq. The Company Parties may not file the Proxy Statement or any Other Required Company Filing with the SEC without first providing the Parent Entities and their counsel a reasonable opportunity to review and comment thereon, and the Company Parties will give due consideration to all reasonable additions, deletions or changes suggested thereto by the Parent Entities or their counsel. On the date of filing, the date of mailing to the Company Stockholders (if applicable) and at the time of the Company Stockholder Meeting, neither the Proxy Statement nor any Other Required Company Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Company Parties with respect to any information supplied by the Buyer Parties or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing. The information supplied by the Company Parties for inclusion or incorporation by reference in any Other Required Parent Filings will not, at the time that such Other Required Parent Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c)    Other Required Parent Filing. If the Parent Entities determine that any Buyer Party (or any of their respective Affiliates, if applicable) is required to file any document with the SEC in connection with the Mergers or the Company Stockholder Meeting pursuant to applicable law (an “Other Required Parent Filing”), then the Buyer Parties will, and will cause their respective Affiliates to, promptly prepare and file such Other Required Parent Filing with the SEC. The Buyer Parties will cause, and will cause their respective Affiliates to cause, any Other Required Parent Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Neither the Buyer Parties nor any of their respective Affiliates may file any Other Required Parent Filing (or any amendment thereto) with the SEC without first providing the Company and its counsel a reasonable opportunity to review and comment thereon, and the Parent Entities will give due consideration to all reasonable additions, deletions or changes suggested thereto by the Company or its counsel. On the date of filing, the date of mailing to the Company Stockholders (if applicable) and at the time of the Company Stockholder Meeting, no Other Required Parent Filing may contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no covenant is made by the Buyer Parties with respect to any information supplied by the Company Parties for inclusion or incorporation by reference in any Other Required Parent Filing. The information supplied by the Buyer Parties and their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement or any Other Required Company Filing will not, at the time that the Proxy Statement or such Other Required Company Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d)    Furnishing Information. Each of the Company Parties, on the one hand, and the Buyer Parties, on the other hand, will furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing or any Other Required Parent Filing. If at any time prior to the Company Stockholder Meeting any information relating to the Company Parties, the Buyer Parties or any of their respective Affiliates should be discovered by the Company, on the one hand, or the Parent Entities, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information will be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable law or the SEC or its staff, disseminated to the Company Stockholders.

(e)    Consultation Prior to Certain Communications. The Company and its Affiliates, on the one hand, and the Parent Entities and their Affiliates, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be, without first providing the other Party a reasonable opportunity to review and comment on such written communication, and each Party will give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(f)    Notices. The Company, on the one hand, and the Parent Entities, on the other hand, will advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement, any Other Required Company Filing or any Other Required Parent Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith.

(g)    Dissemination of Proxy Statement. Subject to applicable law, the Company will use its reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as reasonably practicable following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement.

6.4    Company Stockholder Meeting.

(a)    Call of Company Stockholder Meeting. Subject to the provisions of this Agreement, the Company will take all action necessary in accordance with the DGCL, the Exchange Act, the Charter, the Bylaws and the rules of Nasdaq to establish a record date for (and the Company will not change the record date without the prior written consent of Parent I (such consent not to be unreasonably withheld, conditioned or delayed)) and, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”), in each case, as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Stockholders for the purpose of obtaining the Requisite Stockholder Approval. Within five Business Days after the date of this Agreement (and thereafter, upon the reasonable request of Parent I made not more than one time every two weeks), the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act assuming that, for such purposes only, the record date of the Company Stockholder Meeting will be 20 Business Days after the date the broker search is conducted. Notwithstanding anything to the contrary in this Agreement, the Company will not be required to convene and hold the Company Stockholder Meeting at any time prior to the 20th Business Day following the mailing of the Proxy Statement to the Company Stockholders. Subject to Section 5.3(d) and unless there has been a Company Board Recommendation Change, the Company will use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval.

(b)    Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting if (i) there are holders of an insufficient number of shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting (it being understood that the Company may not postpone or adjourn the Company Stockholder Meeting more than two times pursuant to this clause (i) without Parent I’s prior written consent); or (ii) the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable law, order or a request from the SEC or its staff. Unless this Agreement is validly terminated in accordance with Section 8.1, the Company will submit this Agreement to the Company Stockholders at the Company Stockholder Meeting for the purpose of obtaining the Requisite Stockholder Approval even if the Company Board (or a committee thereof) has effected a Company Board Recommendation Change.

6.5    Equity Financing.

(a)    No Amendments to Equity Commitment Letter. Subject to the terms and conditions of this Agreement, the Parent Entities will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Equity Commitment Letter if such amendment, modification or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Equity Financing; (ii) impose new or additional conditions or other terms or otherwise expand, amend or modify any of the conditions to the receipt of the Equity Financing or any other terms to the Equity Financing in a manner that would reasonably be expected to (A) delay or prevent the Closing Date; or (B) make the timely funding of the Equity Financing, or the satisfaction of the conditions to obtaining the Equity Financing, less likely to occur in any respect; or (iii) adversely impact the ability of any Parent Entity or the Company, as applicable, to enforce its rights against the Guarantor under the Equity Commitment Letter. Any reference in this Agreement to (1) the “Equity Financing” will include the financing contemplated by the Equity Commitment Letter as amended or modified in compliance with this Section 6.5; and (2) ”Equity Commitment Letter” will include such document as amended or modified in compliance with this Section 6.5.

(b)    Taking of Necessary Actions. Subject to the terms and conditions of this Agreement, each Parent Entity will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the Equity Commitment Letter in accordance with the terms and subject to the conditions thereof; (ii) satisfy on a timely basis all conditions to funding that are applicable to the Parent Entities in the Equity Commitment Letter; (iii) consummate the Equity Financing at or prior to the Closing; (iv) comply with its obligations pursuant to the Equity Commitment Letter; and (v) enforce its rights pursuant to the Equity Commitment Letter.

(c)    Enforcement. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.5 will require, and in no event will the reasonable best efforts of the Parent Entities be deemed or construed to require any Parent Entity to (i) bring any enforcement action against any source of the Equity Financing to enforce its rights pursuant to the Equity Commitment Letter (it being understood that the Parent Entities will seek to enforce, including by bringing suit for specific performance, the Equity Commitment Letter if the Company seeks and is granted a decree of specific performance of the obligation to consummate the Mergers); or (ii) seek the Equity Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter.

6.6    Cooperation With Debt Financing; Convertible Notes and Capped Call Transactions.

(a)    Cooperation with Debt Financing. Prior to the Company Merger Effective Time, each of the Company Parties will use its reasonable best efforts to, and will use its reasonable best efforts to cause each of its Subsidiaries and its and their respective Representatives to do the following:

(i)    providing the Parent Entities with such reasonable cooperation as may be reasonably requested by any Parent Entity to assist the Buyer Parties in arranging the debt financing (if any) to be obtained by the Buyer Parties or their respective Affiliates in connection with the Mergers (the “Debt Financing”);

(ii)    participating (and causing senior management and Representatives, with appropriate seniority and expertise, of the Company Parties to participate) in a reasonable number of meetings and presentations with actual or prospective lenders, road shows and due diligence sessions, drafting sessions and sessions with rating agencies, and otherwise reasonably cooperating with the marketing and due diligence efforts for any of the Debt Financing;

(iii)    providing reasonable assistance to the Parent Entities and the Financing Sources with the timely preparation of customary (A) rating agency presentations, bank information memoranda, confidential information memoranda, lender presentations and similar documents required in connection with or proper for the Debt Financing or customarily used to arrange transactions similar to the Debt Financing by companies of a comparable size in a comparable industry as the Company; and (B) pro forma financial statements and forecasts of financial statements of the Surviving Entities for one or more periods following the Closing Date, in each case based on financial information and data derived from the Company Group’s historical books and records; provided, however, that no member of the Company Group will be required to provide any information or assistance with respect to the preparation of pro forma financial statements and forecasts of financing statements relating to (i) the determination of the proposed aggregate amount of the Debt Financing, the interest rates thereunder or the fees and expenses relating thereto; (ii) the determination of any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (iii) any financial information related to the Parent Entities or any of their Subsidiaries or any adjustments that are not directly related to the acquisition of the Company Group;

(iv)    assisting the Parent Entities in connection with the preparation, registration, execution and delivery (but in the case of execution and delivery, solely to the extent any such execution and delivery would only be effective on or after the Closing Date) of any pledge and security documents, mortgages, currency or interest hedging arrangements and other definitive financing documents and certificates as may be reasonably requested by any Parent Entity or the Financing Sources (including using reasonable best efforts to obtain, to the extent applicable, consents of accountants for use of their reports in any materials relating to the Debt Financing as reasonably requested by any Parent Entity), obtaining insurance certificates and endorsements, and facilitating the delivery of all stock and other certificates representing equity interests in the Company and its Subsidiaries to the extent required in connection with the Debt Financing, and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing, in each case as may be reasonably requested by any Parent Entity or the Financing Sources, it being understood that such documents will not take effect until the Holdings Merger Effective Time and/or the Company Merger Effective Time, as applicable;

(v)    furnishing the Parent Entities and the Financing Sources, as promptly as practicable, with (A) to the extent customarily provided by companies of comparable size and comparable industry in transactions similar to the Debt Financing for a financing of the type being incurred, financial and other pertinent and customary information (and supplementing such information to the extent any such information contains any material misstatement of fact or omits to state a material fact necessary to make such information not misleading) regarding the Company Group as may be reasonably requested by any Parent Entity or the Financing Sources to the extent that such information is of the type and form customarily included in a bank confidential information memorandum in connection with the arrangement of financing similar to the Debt Financing or in rating agency presentations, lender presentations or other customary marketing materials, and (B) (1) audited consolidated balance sheets and related statements of income and cash flows of the Company and its Subsidiaries on a consolidated basis for the fiscal years ended December 31, 2017, 2018 and 2019 and, if such fiscal year ends at least 90 days prior to the Closing Date, 2020 and (2) in respect of any subsequent fiscal quarter ending after January 1, 2020 and at least 45 days prior to the Closing Date, unaudited consolidated balance sheets and related statements of income and cash flows of the Company and its Subsidiaries for such fiscal quarter, in each case prepared in accordance with GAAP (subject to the absence of footnotes and year-end adjustments, in the case of unaudited financial statements);

(vi)    cooperating with the Parent Entities to obtain customary and reasonable corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, non-imputation affidavits, legal opinions, surveys and title insurance as reasonably requested by any Parent Entity, including in connection with any sale-and-leaseback agreements or arrangements to be effected at or after the Closing;

(vii)    reasonably facilitating the granting of security interests (and perfection thereof) in collateral or the reaffirmation of the pledge of collateral on or after the Closing Date, and obtaining and delivering any pay-off letters and other cooperation in connection with the repayment or other retirement of existing indebtedness required to be repaid at the Closing and the release and termination of any and all related liens on or prior to the Closing Date;

(viii)    delivering notices of prepayment within the time periods required by the relevant agreements governing indebtedness and obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing, giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all indebtedness required to be repaid at the Closing; and cooperating in the replacement, backstop or cash collateralization of any outstanding letters of credit issued for the account of the Company or any of its Subsidiaries;

(ix)    providing customary authorization letters, confirmations and undertakings to the Financing Sources authorizing the distribution of information to prospective lenders or investors and containing a representation to the Financing Sources that the information pertaining to the Company Group and based on financial information and data derived from the Company Group’s historical books and records contained in the disclosure and marketing materials related to the Debt Financing is complete and correct in all material respects and that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or securities; provided, however, that all such materials have been previously identified to, and provided to, the Company;

(x)    facilitating and assisting in the preparation, execution and delivery of one or more credit agreements, guarantees, certificates and other definitive financing documents as may be reasonably requested by any Parent Entity (including furnishing all information relating to the Company and its Subsidiaries and their respective businesses to be included in any schedules thereto or in any perfection certificates); provided that the foregoing documentation shall be subject to the occurrence of the Closing Date and become effective no earlier than the Closing Date;

(xi)    ensuring that the Debt Financing benefits from existing lending relationships of the Company and its Subsidiaries to the extent reasonably requested by any Parent Entity;

(xii)    taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested by any Parent Entity to (A) permit the consummation of the Debt Financing (including distributing the proceeds of the Debt Financing, if any, obtained by any Subsidiary of the Company to the Surviving Corporation); and (B) cause the direct borrowing or incurrence of all of the proceeds of the Debt Financing by the Surviving Entities or any of their Subsidiaries concurrently with or immediately following the Holdings Merger Effective Time and/or Company Merger Effective Time, as applicable;

(xiii)    promptly furnishing (but in no event later than three Business Days prior to the Closing Date) the Parent Entities and the Financing Sources with all documentation and other information about the Company Group as is reasonably requested by any Parent Entity or the Financing Sources relating to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent requested in writing at least seven Business Days prior to the Closing Date; and

(xiv)    cooperating in satisfying the conditions precedent set forth in the definitive agreements relating to the Debt Financing to the extent satisfaction thereof requires the cooperation, or is within the control, of the Company, its Subsidiaries or their respective representatives.

(b)    Convertible Notes; Capped Call Transactions. Prior to the Company Merger Effective Time, the Company shall use its reasonable best efforts to (i) give all notices and take all other actions that may be required under or in connection with the Capped Call Transactions and the Convertible Notes, provided that the Company will provide copies of any such notice to the Parent Entities at least three Business Days prior to delivering any such notice, and all such notices and actions not required by the terms of the Convertible Notes, the Indenture or the Capped Call Documentation shall be subject to the prior approval of Parent I (such approval not to be unreasonably withheld, conditioned or delayed); (ii) take all actions required to facilitate the settlement of the Capped Call Transactions in connection with the Closing (it being understood that (A) any such settlement will be subject to the terms of the Capped Call Documentation, as such terms may be amended or modified from time to time with the prior written consent of Parent I and (B) no such settlement shall be effective prior to the Company Merger Effective Time); and (iii) not amend, modify or terminate the Capped Call Transactions without the prior written consent of Parent I (other than any modification or adjustment made by counterparties to the Capped Call Documentation without the need for consent of or agreement by the Company pursuant to the terms of the Capped Call Documentation).

(c)    Obligations of the Company. Nothing in this Section 6.6 will require the Company Group to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Company Merger Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of the Parent Entities; (ii) enter into any definitive agreement or distribute any cash (except to the extent subject to concurrent reimbursement by the Parent Entities) that will be effective prior to the Closing Date; (iii) give any indemnities in connection with the Debt Financing or any action required to be taken by the Company Group pursuant to Section 6.6(b) that are, in each case, effective prior to the Company Merger Effective Time; (iv) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company Group or create an unreasonable risk of damage or destruction to any property or assets of the Company Group; or (v) take any action that will conflict with or violate its organizational documents or any applicable laws or would result in a material violation or breach of, or default under, any material agreement to which any member of the Company Group is a party. In addition, (A) no action, liability or obligation of the Company Group or any of its Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing or any of the actions required to be taken by the Company Group pursuant to Section 6.6(b) (other than customary representation letters, authorization letters and undertakings (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records)) will be effective until the Company Merger Effective Time, and the Company Group will not be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (other than customary representation letters, authorization letters and undertakings (including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing based on financial information and data derived from the Company’s historical books and records)) that is not contingent on the occurrence of the Closing or that must be effective prior to the Company Merger Effective Time; and (B) any bank information memoranda required in relation to the Debt Financing will contain disclosure reflecting the Surviving Corporation or its Subsidiaries as the obligor. Nothing in this Section 6.6 will require (1) any officer or Representative of the Company Group to deliver any certificate or opinion or take any other action under this Section 6.6 that could reasonably be expected to result in personal liability to such officer or Representative; or (2) the Company Board to approve any financing or Contracts related thereto, effective prior to the Closing Date.

(d)    Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company Group or the reputation or goodwill of the Company Group; (ii) are used solely in connection with a description of the Company, its business and products or the Merger; and (iii) are used in a manner consistent with the other terms and conditions that the Company reasonably imposes.

(e)    Confidentiality. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that the Parent Entities will be permitted to disclose such information to any Financing Sources or prospective Financing Sources and other financial institutions and investors that may become parties to the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a beneficiary.

(f)    Reimbursement. Promptly upon request by the Company, the Parent Entities will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company Group in connection with the cooperation of the Company Group contemplated by this Section 6.6.

(g)    Indemnification. The Company Group and its Representatives will be indemnified and held harmless by the Parent Entities from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with any cooperation provided pursuant to this Section 6.6 or the provision of information utilized in connection therewith. Parent Entities’ obligations pursuant to Section 6.6(f) and this Section 6.6(g) referred to collectively as the “Reimbursement Obligations.”

(h)    No Exclusive Arrangements. In no event will the Guarantor, any Parent Entity or any of their respective Affiliates (which for this purpose will be deemed to include each direct investor in the Buyer Parties and the financing sources or potential financing sources of the Buyer Parties and such investors) enter into any Contract (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis; or (ii) prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person, in each case in connection with a transaction relating to the Company Group or in connection with the Mergers.

(i)    No Financing Condition. The Buyer Parties acknowledge and agree that obtaining the Debt Financing is not a condition to the Closing. Except in the case of a willful and material breach that has not been cured by the Company Parties within a reasonable period of time after a Parent Entity has provided written notice to the Company of the specific breach, the Company Parties’ breach of Section 6.6(a) will not be asserted as the basis for (A) any conditions set forth in Article VII to consummate the Mergers having not been satisfied or (B) the termination of this Agreement pursuant to Section 8.1(e). If the Debt Financing has not been obtained, the Buyer Parties will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Mergers.

6.7    Anti-Takeover Laws. The Company Parties and the Company Board (and any committee empowered to take such action, if applicable) will (a) take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Mergers; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Mergers, take all action within their power to ensure that the Mergers may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize or make inapplicable the effect of such statute or regulation on the Mergers.

6.8    Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Closing, the Company will afford the Parent Entities and their Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books and records and personnel of the Company Group, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable law or regulation requires the Company Group to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company Group is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any trade secrets of third Persons; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and any Parent Entity and its Affiliates, on the other hand. Nothing in this Section 6.8 will be construed to require the Company Group or any of its Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company Group or create a risk of damage or destruction to any property or assets of the Company Group. Any access to the properties of the Company Group will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth above by electronic means if physical access is not permitted under applicable law or not practicable as a result of COVID-19 or any COVID-19 Measures. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by any Parent Entity or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.8. All requests for access pursuant to this Section 6.8 must be directed to the General Counsel of the Company, or another person designated by the Company.

6.9    Section 16(b) Exemption. The Company will take all actions reasonably necessary to cause the Company Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Company Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)    Indemnified Persons. The Surviving Entities and their Subsidiaries will (and the Parent Entities will cause the Surviving Entities and their Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company Group pursuant to any indemnification agreements between a member of the Company Group and any of its current or former directors or officers (and any person who becomes a director or officer of a member of the Company Group prior to the Company Merger Effective Time) (collectively, the “Indemnified Persons”) or employees for any acts or omissions by such Indemnified Persons or employees occurring prior to the Company Merger Effective Time. In addition, during the period commencing at the Company Merger Effective Time and ending on the sixth anniversary of the Company Merger Effective Time, the Surviving Entities and their Subsidiaries will (and the Parent Entities will cause the Surviving Entities and their Subsidiaries to) cause the certificates of incorporation, bylaws, and other similar organizational documents of the Surviving Entities and their Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter, the Bylaws, the Holdings LLCA and the other similar organizational documents of the Subsidiaries of the Company, as applicable, as of the date hereof. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any adverse manner except as required by applicable law.

(b)    Indemnification Obligation. Without limiting the generality of the provisions of Section 6.10(a), during the period commencing at the Company Merger Effective Time and ending on the sixth anniversary of the Company Merger Effective Time, the Surviving Entities will (and the Parent Entities will cause the Surviving Entities to) indemnify and hold harmless, to the fullest extent permitted by applicable law or pursuant to any indemnification agreements with the Company and any of its Subsidiaries in effect on the date hereof, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as an Affiliate, director, officer, employee or agent of the Company Group or its Affiliates to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Company Merger Effective Time; and (ii) the Mergers, as well as any actions taken by the Company Parties or the Buyer Parties with respect thereto (including any disposition of assets of the Surviving Entities or any of their Subsidiaries that is alleged to have rendered the any of the Surviving Entities or any of their Subsidiaries insolvent), except that if, at any time prior to the sixth anniversary of the Company Merger Effective Time, any Indemnified Person delivers to the Parent Entities a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth anniversary of the Company Merger Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, (A) the Surviving Corporation will have the right to control the defense thereof after the Company Merger Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Corporation, on behalf of itself and its Affiliates, will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto); (B) each Indemnified Person will be entitled to retain his or her own counsel, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; (C) the Surviving Entities will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; and (D) no Indemnified Person will be liable for any settlement of such Legal Proceeding effected without his or her prior written consent (unless such settlement relates only to monetary damages for which the Surviving Corporation is entirely responsible). Notwithstanding anything to the contrary in this Agreement, none of the Parent Entities, the Surviving Entities nor any of their respective Affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which will be paid by the Surviving Corporation.

(c)    D&O Insurance. During the period commencing at the Company Merger Effective Time and ending on the sixth anniversary of the Company Merger Effective Time, the Surviving Corporation will (and the Parent Entities will cause the Surviving Corporation to) maintain in effect the Company’s directors’ and officers’ liability insurance in effect on the date hereof (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Company Merger Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s directors’ and officers’ liability insurance carrier on the date hereof. The Company may purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s directors’ and officers’ liability insurance carrier on the date hereof so long as the aggregate cost for such “tail” policy does not exceed the amount set forth on 6.10(c) of the Company Disclosure Letter. If the Company elects to purchase such a “tail” policy, the Surviving Corporation will (and the Parent Entities will cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for so long as such “tail” policy is in full force and effect.

(d)    Successors and Assigns. If any Parent Entity, the Surviving Entities or any of their respective successors or assigns will (i) consolidate with or merge into any other Person and not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfer all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of such Parent Entity, the Surviving Entities or any of their respective successors or assigns will assume all of the obligations of such Parent Entity and the Surviving Entities set forth in this Section 6.10.

(e)    No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person. Each of the Indemnified Persons or other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if such person were a Party. The rights of the Indemnified Persons (and other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Charter, Bylaws and Holdings LLCA; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company Group; or (iv) applicable law (whether at law or in equity).

(f)    Joint and Several Obligations. The obligations of the Surviving Entities, the Parent Entities and their respective Subsidiaries pursuant to this Section 6.10 will be joint and several.

(g)    Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company Group for any of its directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11    Employee Matters.

(a) Acknowledgement. The Parent Entities hereby acknowledge and agree that a “change in control” (or similar phrase) within the meaning of each of the Employee Plans, as applicable, will occur as of the Company Merger Effective Time and/or the Holdings Merger Effective Time, as applicable.

(b)    Existing Arrangements. Subject to this Section 6.11, from and after the Company Merger Effective Time, the Surviving Entities will (and the Parent Entities will cause the Surviving Entities to) honor all of the Employee Plans and compensation and severance arrangements in accordance with their terms as in effect immediately prior to the Company Merger Effective Time. Notwithstanding the foregoing, nothing will prohibit the Surviving Entities from in any way amending, modifying or terminating any such Employee Plans or compensation or severance arrangements in accordance with their terms or if otherwise permitted pursuant to applicable law.

(c)    Employment; Benefits. As of the Closing, the Surviving Entities or one of their respective Subsidiaries will continue to employ the employees of the Company Group as of the Company Merger Effective Time. From and after the Company Merger Effective Time until December 31, 2021 (or, if earlier, the termination date of an applicable Continuing Employee) (the “Continuation Period”) the Surviving Entities and their respective Subsidiaries will (and the Parent Entities will cause the Surviving Entities and their respective Subsidiaries to) either (i) maintain for the benefit of each Continuing Employee the Employee Plans set forth on Section 3.18(a) of the Company Disclosure Letter and any other employee benefit plans or other compensation and severance arrangements (other than defined pension, nonqualified deferred compensation, post-termination or retiree health or welfare, or equity-based benefits and, subject to Section 6.11(b), individual employment agreements) of the applicable Surviving Entity or Subsidiary (the “Company Plans”) at benefit levels that are substantially comparable in the aggregate to those in effect at the Company or its applicable Subsidiaries on the date hereof, and provide compensation and benefits (other than defined pension, nonqualified deferred compensation, post-termination or retiree health or welfare, or equity-based benefits and individual employment agreements) to each Continuing Employee pursuant to such Company Plans; (ii) provide compensation, benefits and severance payments (other than defined pension, nonqualified deferred compensation, post-termination or retiree health or welfare, or equity-based benefits and, subject to Section 6.11(b), individual employment agreements) to each Continuing Employee that are substantially comparable in the aggregate to the compensation, benefits and severance payments (other than defined pension, nonqualified deferred compensation, post-termination or retiree health or welfare, or equity-based benefits and individual employment agreements) provided to such Continuing Employee immediately prior to the Company Merger Effective Time (“Comparable Plans”); or (iii) provide some combination of Company Plans and Comparable Plans such that each Continuing Employee receives compensation, benefits and severance payments (other than equity-based benefits and, subject to Section 6.11(b), individual employment agreements) that, taken as a whole, are substantially comparable in the aggregate to the compensation, benefits and severance payments (other than equity-based benefits and individual employment agreements) provided to such Continuing Employee immediately prior to the Company Merger Effective Time. In each case, from and after the Company Merger Effective Time until the first anniversary of the Closing Date, base compensation and target incentive compensation opportunity will not be decreased for any Continuing Employee. During the Continuation Period, the Surviving Entities will (and the Parent Entities will cause the Surviving Entities to) provide severance benefits to eligible employees in accordance with the Company’s severance plans, guidelines and practices as in effect on the date hereof and that have been made available to the Parent Entities prior to the Closing Date. Notwithstanding the foregoing, (x) nothing in this Section 6.11 shall obligate the Surviving Entities and their respective Subsidiaries to continue the employment of any Continuing Employee for any specific period, and (y) the obligations set forth in this Section 6.11 shall not (i) apply to any individual during such time as such individual is furloughed, temporarily laid off, or suffers a termination of employment or reduction in hours or benefits at any time because of, in whole or in part, COVID-19-related circumstances, or (ii) limit the Surviving Entities’ or their Subsidiaries’ right, in their sole discretion, to furlough, temporarily layoff, terminate the employment of, or reduce the hours or benefits of, any employee because of, in whole or in part, COVID-19-related circumstances (in which case, for the avoidance of doubt, the Surviving Entities and their Subsidiaries shall have no obligations under Section 6.11, including in respect of providing any severance or termination benefits).

(d)    New Plans. To the extent that a Company Plan or Comparable Plan is made available to any Continuing Employee at or after the Company Merger Effective Time, the Surviving Entities and their respective Subsidiaries will (and the Parent Entities will cause the Surviving Entities and their respective Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company Group prior to the Company Merger Effective Time for purposes of eligibility to participate, vesting and (for vacation and severance benefits only) entitlement to benefits where length of service is relevant, except that (i) such service need not be credited to the extent that it would result in duplication of coverage or benefits, (ii) such service shall only be credited to the same extent and for the same purpose as such service was credited under an analogous Company Plan, and (iii) no service shall be required to be credited under any Comparable Plan that provides for equity or equity-based, defined benefit pension, deferred compensation or post-termination or retiree welfare benefits. In addition, and without limiting the generality of the foregoing, the Surviving Entities shall use commercially reasonable efforts to ensure that (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all employee benefit plans sponsored by the Surviving Entities and their respective Subsidiaries (other than the Company Plans) (such plans, the “New Plans”) to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a comparable Company Plan in which such Continuing Employee participates immediately before the Company Merger Effective Time (such plans, the “Old Plans”); (ii) during the plan year in which the Closing Date occurs, for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, (x) the Surviving Entities will cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and (y) the Surviving Entities will cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year ending on the Closing Date to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance, co-pay, offsets and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; and (iii) credit the accounts of such Continuing Employees pursuant to any New Plan that is a flexible spending plan with any unused balance in the account of such Continuing Employee. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Company Merger Effective Time will be credited to such Continuing Employee following the Company Merger Effective Time, and will not be subject to accrual limits or other forfeiture and will not limit future accruals (except to the extent that such limits or forfeitures applied under the Company Plans in effect as of the date hereof).

(e)    No Third Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.11 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of any Parent Entity, the Surviving Entities or any of their respective Subsidiaries to terminate any Continuing Employee for any reason; (ii) subject to the limitations and requirements specifically set forth in this Section 6.11, require any Parent Entity, the Surviving Entities or any of their respective Subsidiaries to continue any Company Plan or prevent the amendment, modification or termination thereof after the Company Merger Effective Time; (iii) create any third party beneficiary rights in any Person; or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement.

6.12    Obligations of the Buyer Parties and the Company Parties. The Parent Entities will take all action necessary to cause Merger Sub I, Merger Sub II, and the Surviving Entities to perform their respective obligations pursuant to this Agreement and to consummate the Mergers upon the terms and subject to the conditions set forth in this Agreement. Each of the Buyer Parties will be jointly and severally liable for any breach of this Agreement by any Buyer Party (or, following the Closing, the Surviving Entities) or any other failure by any Buyer Party (or, following the Closing, the Surviving Entities) to perform and discharge any of its respective covenants, agreements and obligations pursuant to this Agreement.

6.13 Notification of Certain Matters.

(a)    Notification by the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Company will give prompt notice to the Parent Entities upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of the Buyer Parties to consummate the Mergers set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of the Buyer Parties to consummate the Mergers or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to any Parent Entity pursuant to this Section 6.13(a).

(b)    Notification by Parent Entities. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Parent Entities will give prompt notice to the Company upon becoming aware that any representation or warranty made by the Buyer Parties in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Buyer Parties to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company Parties to consummate the Mergers set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Buyer Parties set forth in this Agreement or the conditions to the obligations of the Company Parties to consummate the Mergers or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to the Company Parties pursuant to this Section 6.13(b).

(c)    Impact of Non-Compliance. The Company Parties’ or the Buyer Parties’ failure to comply with this Section 6.13 will not be taken into account for purposes of determining whether any conditions set forth in Article VII to consummate the Mergers have been satisfied.

6.14    Public Statements and Disclosure. The initial press release concerning this Agreement and the Mergers of the Company Parties, on the one hand, and the Buyer Parties, on the other hand, will each be reasonably acceptable to the other Party. Thereafter, the Company Parties (other than with respect to the portion of any communication relating to a Company Board Recommendation Change), on the one hand, and the Buyer Parties, on the other hand, will use their respective reasonable best efforts to consult with the other Parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Mergers or the transactions contemplated by this Agreement, except that the Company Parties will not be obligated to engage in such consultation with respect to communications that are (i) required by applicable law, regulation or stock exchange rule or listing agreement; (ii) principally directed to employees, suppliers, customers, partners or vendors so long as such communications are consistent with the previous press releases, public disclosures or public statements made jointly by the Parties (or individually if approved by the other Party); (iii) solely to the extent related to a Superior Proposal or Company Board Recommendation Change; or (iv) with respect to any actual Legal Proceeding between the Company Parties or their Affiliates, on the one hand, and the Buyer Parties and their Affiliates, on the other hand.

6.15 Transaction Litigation. Prior to the Company Merger Effective Time, the Company Parties will provide the Parent Entities with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep the Parent Entities reasonably informed with respect to the status thereof. The Company Parties will (a) give the Parent Entities the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with the Parent Entities with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company Parties may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless the Parent Entities have consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.15, “participate” means that the Parent Entities will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company Parties (to the extent that the attorney-client privilege between a Company Party and its counsel is not undermined), and the Parent Entities may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.16    Stock Exchange Delisting; Deregistration. Prior to the Company Merger Effective Time, the Company will cooperate with the Parent Entities and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable law and the rules and regulations of Nasdaq to cause (a) the delisting of the Company Common Stock from Nasdaq as promptly as practicable after the Company Merger Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.17    Additional Agreements. If at any time after the Holdings Merger Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving LLC with full title to all properties, assets, rights, approvals, immunities and franchises of either of Holdings or Merger Sub II, then the proper officers or managers of each Party will use their reasonable best efforts to take such action. If at any time after the Company Merger Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub I, then the proper officers and directors of each Party will use their reasonable best efforts to take such action.

6.18    Parent Vote. Immediately following the execution and delivery of this Agreement, Parent I, in its capacity as the sole stockholder of Merger Sub I, will execute and deliver to Merger Sub I and the Company a written consent approving the Company Merger in accordance with the DGCL. Immediately following the execution and delivery of this Agreement, Parent II, in its capacity as the sole member of Merger Sub II, will execute and deliver to Merger Sub II and Holdings a written consent approving the Holdings Merger in accordance with the DLLCA.

6.19 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give the Buyer Parties, on the one hand, or the Company Parties, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Company Merger Effective Time. Prior to the Company Merger Effective Time, each of the Buyer Parties and the Company Parties will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

6.20    No Employment Discussions. Except as approved by the Company Board, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Parent Entities will not, and will cause Guarantor and any of Guarantor’s controlled Affiliates not to, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any executive officer of the Company (i) regarding any continuing employment or consulting relationship with the Surviving Entities or their Affiliates from and after the Company Merger Effective Time; (ii) pursuant to which any such individual would be entitled to receive consideration of a different amount or nature than the consideration to which such individual is entitled pursuant to Section 2.7 in respect of such holder’s shares of Company Capital Stock or Holdings Units, as applicable; or (iii) pursuant to which such individual would agree to provide, directly or indirectly, equity investment to the Buyer Parties or the Company Parties or their respective Affiliates in connection with the Mergers.

6.21    FIRPTA Affidavits. At the Closing, (i) each Holdings Unitholder (other than the Company) shall deliver a properly completed and duly executed IRS Form W-9 or any other non-foreign affidavit, dated as of the Closing Date in form and substance required by Code Sections 1445 and 1446 and the Treasury Regulations thereunder and (ii) the Company shall deliver a certificate, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h); provided, however, that the sole remedy for failure to deliver such forms or certificate shall be that Payment Agent, any Parent Entity, Holdings, the Company and the Surviving Entities shall deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of Holdings Units or shares of Company Capital Stock such amounts as are required to be deducted or withheld therefrom pursuant to any Tax laws.

6.22    Cash and Marketable Securities. To the extent requested by Parent I, the Company Parties shall, and shall cause the Company Group to, use reasonable best efforts to sell the securities set forth on Section 6.22 of the Company Disclosure Letter and any similar securities then owned by the Company Group reasonably proximate to the Closing Date so as to permit the net proceeds of such sale to be used by or at the direction of the Buyer Parties as a potential partial source for the payments contemplated by this Agreement, including the payment of expenses in connection with the transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1    Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligations of the Buyer Parties and the Company Parties to consummate the Mergers are subject to the satisfaction or waiver (where permissible pursuant to applicable law) of each of the following conditions:

(a)    Requisite Stockholder Approval. The Company will have received the Requisite Stockholder Approval at the Company Stockholder Meeting.

(b)    Antitrust Laws. The waiting periods (and any extensions thereof), if any, applicable to the Mergers pursuant to the HSR Act and the Antitrust Laws and Foreign Investment Laws set forth in Section 7.1(b) of the Company Disclosure Letter will have expired or otherwise been terminated, or all requisite consents, directions or orders required to consummate the Mergers pursuant thereto will have been obtained.

(c)    No Prohibitive Laws or Injunctions. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Mergers will be in effect, nor will any action have been taken by any Governmental Authority of competent jurisdiction, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Mergers, that in each case prohibits, makes illegal, or enjoins the consummation of the Mergers.

7.2    Conditions to the Obligations of the Buyer Parties. The obligations of the Buyer Parties to consummate the Mergers will be subject to the satisfaction or waiver (where permissible pursuant to applicable law) of each of the following conditions, any of which may be waived exclusively by Parent I:

(a)    Representations and Warranties.

(i)    Other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii), the representations and warranties of the Company Parties set forth in this Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that would not have a Company Material Adverse Effect.

(ii)    The representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3(c), the last two sentences of Section 3.7(a), the last sentence of Section 3.7(b), Section 3.7(c) (other than the first sentence thereof), Section 3.7(d), Section 3.12(a)(ii), and Section 3.25 that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) that are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date).

(iii)    The representations and warranties set forth in Section 3.7(a) (other than the last two sentences thereof), Section 3.7(b) (other than the last sentence thereof) and the first sentence of Section 3.7(c) will be true and correct in all respects as of the Closing Date (in each case (A) without giving effect to any Company Material Adverse Effect or other materiality qualifications; and (B) except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except where the failure to be so true and correct in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, the Parent Entities and their Affiliates, individually or in the aggregate, that is more than $10,000,000.

(b)    Performance of Obligations of the Company Parties. The Company Parties will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c)    Officer’s Certificate. The Buyer Parties will have received a certificate of the Company Parties, validly executed for and on behalf of the Company Parties and in the respective names of the Company Parties by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

(d)    Company Material Adverse Effect. No Company Material Adverse Effect will have occurred after the date hereof that is continuing.

7.3    Conditions to the Obligations of the Company Parties to Effect the Mergers. The obligations of the Company Parties to consummate the Mergers are subject to the satisfaction or waiver (where permissible pursuant to applicable law) of each of the following conditions, any of which may be waived exclusively by the Company:

(a)    Representations and Warranties. The representations and warranties of the Buyer Parties set forth in this Agreement will be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for (i) any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Mergers or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement; and (ii) those representations and warranties that address matters only as of a particular date, which representations will have been true and correct as of such particular date, except for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Mergers or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

(b)    Performance of Obligations of the Buyer Parties. The Buyer Parties will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by the Buyer Parties at or prior to the Closing.

(c)    Officer’s Certificate. The Company Parties will have received a certificate of the Buyer Parties, validly executed for and on behalf of the Buyer Parties and in the respective names of the Buyer Parties by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1    Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)    at any time prior to the Holdings Merger Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent I (on behalf of the Buyer Parties) and the Company (on behalf of the Company Parties);

(b)    by either Parent I (on behalf of the Buyer Parties) or the Company (on behalf of the Company Parties), at any time prior to the Holdings Merger Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Mergers will be in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Mergers and has become final and non-appealable; or (ii) any statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Mergers that prohibits, makes illegal or enjoins the consummation of the Mergers, except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, action, statute, rule, regulation or order;

(c)    by either Parent I (on behalf of the Buyer Parties) or the Company (on behalf of the Company Parties), at any time prior to the Holdings Merger Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Closing has not occurred by 11:59 p.m., Pacific time, on July 12, 2021(the “Termination Date”), it being understood that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to (i) (1) Parent I if the Company has the valid right to terminate this Agreement pursuant to Section 8.1(g); or (2) the Company if Parent I has the valid right to terminate this Agreement pursuant to Section 8.1(e); and (ii) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Mergers set forth in Article VII prior to the Termination Date; or (B) the failure of the Closing to have occurred prior to the Termination Date;

(d)    by either Parent I (on behalf of the Buyer Parties) or the Company (on behalf of the Company Parties), at any time prior to the Holdings Merger Effective Time if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Company Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(d) will not be available to any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the cause of, or resulted in, the failure to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof);

(e)    by Parent I (on behalf of the Buyer Parties) (whether prior to or after the receipt of the Requisite Stockholder Approval), if the Company Parties have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.2, except that if such breach or failure to perform is capable of being cured by the Termination Date, Parent I will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the delivery by Parent I to the Company of written notice of such breach, delivered at least 45 days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating Parent I’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent I will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to such termination;

(f)    by Parent I (on behalf of the Buyer Parties), if at any time the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, except that Parent I’s right to terminate this Agreement pursuant to this Section 8.1(f) will expire at 5:00 p.m., Pacific time, on the 10th Business Day following the date on which such right to terminate first arose;

(g)    by the Company (on behalf of the Company Parties) (whether prior to or after the receipt of the Requisite Stockholder Approval), if the Buyer Parties have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that if such breach or failure to perform is capable of being cured by the Termination Date, the Company Parties will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to the Parent Entities of written notice of such breach, delivered at least 45 days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to such termination; or

(h)    by the Company (on behalf of the Company Parties), at any time prior to receiving the Requisite Stockholder Approval if (i) the Company has received a Superior Proposal; (ii) the Company Board (or a committee thereof) has authorized the Company to enter into a definitive Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal; (iii) the Company Parties have complied in all material respects with Section 5.3 with respect to such Superior Proposal; and (iv) concurrently with such termination the Company pays the Company Termination Fee due to the Parent Entities in accordance with Section 8.3(b).

8.2    Manner and Notice of Termination; Effect of Termination.

(a)    Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b)    Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except that Section 6.6(f), Section 6.6(g), Section 6.14, this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the foregoing but subject to Section 8.3(e), nothing in this Agreement will relieve any Party from any liability for any willful and material breach of this Agreement. For the avoidance of doubt, in the event of termination of this Agreement, the Financing Sources will have no liability to the Company Parties, any of their Affiliates or any of its or their direct or indirect equityholders hereunder or otherwise relating to or arising out of the transactions contemplated hereby or any Debt Financing (including for any willful and material breach), provided that the foregoing shall not preclude any liability of the Financing Sources to the Company Parties and their Affiliates under any definitive agreements relating to any Debt Financing. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement or the Guaranty, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3    Fees and Expenses.

(a)    General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Mergers will be paid by the Party incurring such fees and expenses whether or not the Mergers are consummated. For the avoidance of doubt, the Parent Entities or the Surviving Entities will be responsible for all fees and expenses of the Payment Agent. The Parent Entities will pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, real property transfer and other similar Taxes or fees arising out of or in connection with entering into this Agreement and the consummation of the Mergers.

(b)    Company Payments.

(i)    If (A) this Agreement is validly terminated pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e); (B)(1) in the case of a termination pursuant to Section 8.1(c), at the time of such termination, the conditions set forth in Sections 7.1(b) and Section 7.1(c) have been satisfied or (2) in the case of a termination pursuant to Section 8.1(d) or Section 8.1(e), at the time of such termination, the Company (on behalf of the Company Parties) is not then able to terminate this Agreement pursuant to 8.1(b), and (3) the conditions set forth in Section 7.3(a) and Section 7.3(b) would be satisfied if the date of such termination was the Closing Date; (C) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), as applicable, an Acquisition Proposal for an Acquisition Transaction has been publicly announced or publicly disclosed and not withdrawn or otherwise abandoned; and (D) within one year following the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), as applicable, either an Acquisition Transaction is consummated or a Company Party enters into a definitive agreement providing for the consummation of an Acquisition Transaction, then the Company Parties will concurrently with the consummation of such

Acquisition Transaction pay or cause to be paid to the Parent Entities (as directed by Parent I) an amount equal to $104,600,000 (the “Company Termination Fee”). For purposes of this Section 8.3(b)(i), all references to (i) “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%” and (ii) “the Company or Holdings (by vote or economic interest)” will be deemed to be references to “the aggregate voting power of the Company or the economic ownership of the Company and Holdings taken as a whole”.

(ii)    If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company Parties must promptly (and in any event within two Business Days) following such termination pay or cause to be paid to the Parent Entities (as directed by Parent I) the Company Termination Fee.

(iii)    If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company Parties must prior to or concurrently with such termination pay or cause to be paid to the Parent Entities (as directed by Parent I) the Company Termination Fee.

(c)    Single Payment Only. The Parties acknowledge and agree that in no event will the Company Parties be required to pay more than one Termination Fee, collectively, or be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(d)    Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Mergers, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company Parties fail to promptly pay any amount due pursuant to Section 8.3(b) and, in order to obtain such payment, any Parent Entity commences a Legal Proceeding that results in a judgment against the Company Parties for the amount set forth in Section 8.3(b) or any portion thereof, the Company Parties will pay to any Parent Entity its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of 5% plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable law. All payments under this Section 8.3 shall be made by the Company Parties to the Parent Entities (as directed by Parent I) by wire transfer of immediately available funds to the account designated in Section 8.3(d) of the Parent Disclosure Letter (which account information may be updated by Parent I by written notice to the Company Parties from time to time).

(e)    Sole and Exclusive Remedy.

(i)    Under no circumstances will the collective monetary damages payable by the Buyer Parties or any of their Affiliates for breaches under this Agreement, the Guaranty or the Equity Commitment Letter exceed an amount equal to $209,200,000 plus the Reimbursement Obligations in the aggregate for all such breaches (the “Parent Liability Limitation”). In no event will any of the Company Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award in excess of the Parent Liability Limitation against (A) the Buyer Parties or the Guarantor; or (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Financing Sources, Affiliates (other than the Buyer Parties or the Guarantor), members, managers, general or limited partners, stockholders and assignees of each of the Buyer Parties and the Guarantor (the Persons in clauses (A) and (B) collectively, the “Parent Related Parties”), and in no event will the Company Group be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related

Parties for, or with respect to, this Agreement, the Equity Commitment Letter, the Guaranty or the transactions contemplated hereby and thereby (including any breach by the Guarantor or the Buyer Parties), the termination of this Agreement, the failure to consummate the Mergers or any claims or actions under applicable law arising out of any such breach, termination or failure; provided that the foregoing shall not preclude any liability of the Financing Sources to the Company Parties or the Buyer Parties under the definitive agreements relating to the Debt Financing, nor limit the Company Parties or the Buyer Parties from seeking to recover any such damages or obtain equitable relief from or with respect to any Financing Source pursuant to the definitive agreements relating to the Debt Financing. Other than the Guarantor’s obligations under the Guaranty and the Equity Commitment Letter and other than the Buyer Parties’ obligations under this Agreement, in no event will any Parent Related Party or any other Person other than the Guarantor and the Buyer Parties have any liability for monetary damages to the Company Parties or any other Person relating to or arising out of this Agreement or the Mergers.

(ii)    The Parent Entities’ receipt of the Company Termination Fee to the extent owed pursuant to Section 8.3(b) will be the only monetary damages that the Buyer Parties and each of their respective Affiliates may recover from (A) the Company Group and its Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company Group and its Affiliates (the Persons in clauses (A) and (B) collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Mergers or any claims or actions under applicable law arising out of any such breach, termination or failure, and upon payment of such amount, (1) none of the Company Related Parties will have any further liability or obligation to the Buyer Parties relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their Affiliates) will remain obligated with respect to the Confidentiality Agreement, the Voting Agreements Section 8.3(a) and Section 8.3(d), as applicable); and (2) none of the Buyer Parties or any other Person will be entitled to bring or maintain any claim, action or proceeding against the Company Parties or any Company Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their Affiliates) will remain obligated with respect to the Confidentiality Agreement, the Voting Agreements Section 8.3(a) and Section 8.3(d), as applicable). Under no circumstances will the collective monetary damages payable by the Company Parties for breaches under this Agreement (taking into account the payment of the Company Termination Fee pursuant to this Agreement) exceed $104,600,000 in the aggregate for all such breaches (plus any obligations pursuant to Section 8.3(d)) (the “Company Liability Limitation”). In no event will any of the Parent Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Company Liability Limitation against any of the Company Related Parties, and in no event will the Buyer Parties be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Company Liability Limitation against the Company Related Parties for, or with respect to, this Agreement or the Mergers, the termination of this Agreement, the failure to consummate the Mergers or any claims or actions under applicable law arising out of any such breach, termination or failure.

(f)    Acknowledgement Regarding Specific Performance. Notwithstanding anything to the contrary in Section 8.3(e) or the existence of the Parent Liability Limitation or the availability of monetary damages, it is agreed that the Buyer Parties and the Company Parties will be entitled to an injunction, specific performance or other equitable relief as provided in Section 9.8(b), except that, although the Company, in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 9.8(b), under no circumstances will the Company Parties be permitted or entitled to receive both specific performance that results in the occurrence of the Closing and any monetary damages.

(g)    Non-Recourse Parent Party. In no event will the Company Parties seek or obtain, nor will they permit any of their Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Non-Recourse Parent Party (as defined in the Equity Commitment Letter, which excludes, for the avoidance of doubt, the Guarantor and the Buyer Parties) with respect to this Agreement, the Equity Commitment Letter or the Guaranty or the transactions contemplated hereby and thereby (including any breach by the Guarantor or the Buyer Parties), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable laws arising out of any such breach, termination or failure, other than from the Buyer Parties to the extent expressly provided for in this Agreement or the Guarantor to the extent expressly provided for in the Guaranty and the Equity Commitment Letter.

8.4    Amendment. Subject to applicable law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Buyer Parties and the Company Parties (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval. Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Financing Sources set forth in Section 6.6(a), Section 8.2, Section 8.3(e), Section 8.6, Section 9.3, Section 9.6, Section 9.8, Section 9.9, Section 9.10, Section 9.11 and this Section 8.4 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of the provisions relating to the Financing Sources set forth in Sections 6.6(a), Section 8.2, Section 8.3(e), Section 8.6, Section 9.3, Section 9.6, Section 9.8, Section 9.9, Section 9.10, Section 9.11 or this Section 8.4) may not be amended, modified or altered without the prior written consent of the Financing Sources.

8.5    Extension; Waiver. At any time and from time to time prior to the Holdings Merger Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

8.6    No Liability of Financing Sources. None of the Financing Sources will have any liability to the Company Parties or any of their Affiliates relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise, and none of the Company Parties nor any of their Affiliates will have any rights or claims against any of the Financing Sources hereunder or thereunder; provided, that nothing in this Section 8.6 shall limit the rights of the Company Parties and their Affiliates from and after the Holdings Merger Effective Time under any debt commitment letter or the definitive debt documents executed in connection with the Debt Financing (but not, for the avoidance of doubt, under this Agreement) to the extent the Company Parties and/or their Affiliates are party thereto.

ARTICLE IX

GENERAL PROVISIONS

9.1    Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company Parties and the Buyer Parties contained in this Agreement will terminate at the Closing, except that any covenants that by their terms survive the Closing will survive the Closing in accordance with their respective terms.

9.2    Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by hand or by email transmission, in each case to the intended recipient as set forth below:

(a)	if to the Buyer Parties to:

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center, 20th Floor

San Francisco, CA 94111

Attention:      Maneet S. Saroya

                      Adrian R. Alonso

                      Christina Lema

Email:           msaroya@vistaequitypartners.com

                       aalonso@vistaequitypartners.com

                       clema@vistaequitypartners.com

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn:      Daniel E. Wolf, P.C.

              David M. Klein, P.C.

Email:   daniel.wolf@kirkland.com

              dklein@kirkland.com

and

Kirkland & Ellis LLP

555 California Street

San Francisco, California 94104

Attn:     Stuart E. Casillas, P.C.

              Nathan J. Davis

Email:   stuart.casillas@kirkland.com

              nathan.davis@kirkland.com

(b)	if to the Company Parties (prior to the Company Merger Effective Time) to:

Pluralsight, Inc.

42 Future Way

Draper, UT 84020

Attn:     Matthew Forkner

Email:  matthew-forkner@pluralsight.com

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

Attn:    Rezwan Pavri

            Martin Korman

            Douglas K. Schnell

Fax:     (650) 493-6811

Email:  rpavri@wsgr.com

            mkorman@wsgr.com

            dschnell@wsgr.com

Any notice received by email at the addressee’s email address or otherwise at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or email address through a notice given in accordance with this Section 9.2, except that notice of any change to the address, email address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3    Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, except that the Buyer Parties will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement from and after the Company Merger Effective Time (a) in connection with a merger or consolidation involving the Buyer Parties or other disposition of all or substantially all of the assets of the Buyer Parties or the Surviving Entities; (b) to any of their respective Affiliates; or (c) to any Financing Source pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing, it being understood that, in each case, such assignment will not (i) affect the obligations of the parties to the Equity Commitment Letter or the Guarantor pursuant to the Guaranty; or (ii) impede or delay the consummation of the Mergers or otherwise materially impede the rights of the holders of shares of Company Capital Stock, Company PSUs, Company RSUs, Company Options, Holdings RSUs and Holdings Incentive Units pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder.

9.4    Confidentiality. The Buyer Parties and the Company Parties hereby acknowledge that Vista Equity Partners Management, LLC and the Company have previously executed a Confidentiality Agreement, dated October 6, 2020 (the “Confidentiality Agreement”), that will continue in full force and effect in accordance with its terms; provided that from and after the date hereof, notwithstanding anything to the contrary in the Confidentiality Agreement, no consent of the Company shall be required for any Person who is a potential source of, or may provide, equity, debt or any other type of financing for the transactions contemplated hereby to become a Representative (as defined in the Confidentiality Agreement) of Vista Equity Partners Management, LLC thereunder. Each of the Buyer Parties and their respective Representatives will hold and treat all documents and information concerning the Company Group furnished or made available to the Buyer Parties or their respective Representatives in connection with the Mergers in accordance with the Confidentiality Agreement. By executing this Agreement, each of the Buyer Parties agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

9.5    Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Guaranty and the Equity Commitment Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Company Merger Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.6    Third Party Beneficiaries. Except as set forth in Section 6.10 and this Section 9.6, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.10; (b) if a court of competent jurisdiction has declined to grant specific performance and has instead granted an award of damages, then the Company may enforce such award and seek additional damages on behalf of the holders of shares of Company Common Stock, Company RSUs, Company PSUs, Company Options, Holdings Units, Holdings RSUs and Holdings Incentive Units (which the Buyer Parties and the Guarantor acknowledge and agree may include damages based on a decrease in share value or lost premium) subject to the limitations set forth in Section 8.3(e)(i); (c) if any of the Buyer Parties wrongfully terminate or willfully breach this Agreement, or if the Guarantor wrongfully terminates or willfully breaches the Guaranty, then, following the termination of this Agreement, the Company may seek damages and other relief (including equitable relief) on behalf of the holders of shares of Company Common Stock, Company RSUs, Company PSUs, Company Options, Holdings Units, Holdings RSUs and Holdings RSUs (which the Buyer Parties and the Guarantor acknowledge and agree may include damages based on a decrease in share value or lost premium) subject to the limitations set forth in Section 8.3(e)(i); and (d) from and after the Closing, the rights of the holders of shares of Company Common Stock, Company RSUs, Company PSUs, Company Options, Holdings Units, Holdings RSUs and Holdings Incentive Units to receive the consideration set forth in Article II. The rights granted pursuant to clause (c) of the second sentence of this Section 9.6 will only be enforceable on behalf of the holders of shares of Company Common Stock, Company RSUs, Company PSUs, Company Options, Holdings Units, Holdings RSUs and Holdings Incentive Units by the Company, in its sole and absolute discretion, as agent for such holders, and it is understood and agreed that any and all interests in such claims will attach to such shares of the Company Common Stock, Company RSUs, Company PSUs, Company Options, Holdings Units, Holdings RSUs or Holdings Incentive Units and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith and subject to the limitations set forth in Section 8.3(e)(i)) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to such holders as of any date determined by the Company; or (B) retained by the Company for the use and benefit of the Company Group in any manner that the Company deems fit. The provisions of Section 6.6(a), Section 8.2, Section 8.3(e), Section 8.4, Section 8.6, Section 9.3, Section 9.8, Section 9.9, Section 9.10, Section 9.11 and this Section 9.6 will inure to the benefit of the Financing Sources and their successors and assigns, each of whom are intended to be third party beneficiaries thereof (it being understood and agreed that the provisions of such Sections will be enforceable by the Financing Sources and their respective successors and assigns) and Section 8.3(g) will inure to the benefit of each Non-Recourse Parent Party and their respective successors and assigns, each of whom are intended to be third party beneficiaries thereof (it being understood and agreed that the provisions of such Section will be enforceable by each Non-Recourse Parent Party and their respective successors and assigns).

9.7    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8    Remedies.

(a)    Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company (on behalf of the Company Parties) may pursue both a grant of specific performance and monetary damages, under no circumstances will any of the Company Parties be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including any monetary damages in lieu of specific performance).

(b)    Specific Performance.

(i)    The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, subject to Section 8.6, (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (B) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company Parties, on the one hand, or the Buyer Parties, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the Mergers and without that right, neither the Company Parties nor the Buyer Parties would have entered into this Agreement. It is explicitly agreed that the Company shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing the Buyer Parties’ obligations to consummate the Mergers and cause the Equity Financing to be funded to fund the Mergers (including to cause any Parent Entity to enforce the obligations of the Guarantor under the Equity Commitment Letter in order to cause the Equity Financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter). Notwithstanding the foregoing and subject to the rights of the parties to the definitive agreements for any Debt Financing under the terms thereof, none of the Company Parties and their Affiliates and their direct and indirect equityholders shall have any rights or claims (whether in contract or in tort or otherwise) against any Financing Source, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing, and in no event shall any Company Party, any of its Affiliates or its or their direct or indirect equityholders be entitled to directly seek the remedy of specific performance of this Agreement against any Financing Source.

(ii)    The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or any Parent Entity, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Buyer Parties pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

9.9    Governing Law. This Agreement shall be governed by and interpreted and construed in accordance with the laws of the State of Delaware. Any and all claims, controversies, and causes of action arising out of or relating to this Agreement, whether sounding in contract, tort, or statute, shall be governed by the internal laws of the State of Delaware, including its statutes of limitations, without giving effect to any conflict-of-laws or other rules that would result in the application of the laws or statutes of limitations of a different jurisdiction.

9.10    Consent to Jurisdiction.

(a)    General Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Mergers and the Guaranty, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware (and any appellate court therefrom) or, if any federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware (and any appellate court therefrom)) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement, the Guaranty or the transactions contemplated hereby or thereby; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement, the Guaranty or the transactions contemplated hereby or thereby will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement, the Guaranty or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of the Buyer Parties and the Company Parties agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(b)    Jurisdiction for Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and irrevocably agree (i) that any Legal Proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Financing Sources arising out of, or relating to, the Mergers, the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable debt commitment letter will be effective service of process against them for any such Legal Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court; and (v) any such Legal Proceeding will be governed and construed in accordance with the laws of the State of New York.

9.11    WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGERS, THE GUARANTY, THE EQUITY COMMITMENT LETTER, THE DEBT FINANCING OR THE EQUITY FINANCING (INCLUDING ANY SUCH LEGAL PROCEEDING INVOLVING FINANCING SOURCES). EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12    Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company Parties that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company Parties that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.13    Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed (including by electronic signature) by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.14    No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative and that each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect and nothing set forth in any provision herein will in any way be deemed to limit the scope, applicability or effect of any other provision hereof.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

LAKE HOLDINGS, LP

By:	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	President

LAKE GUARANTOR, LLC

By:	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	President

LAKE MERGER SUB I, INC.

By:	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	President

LAKE MERGER SUB II, LLC

By:	/s/ Maneet S. Saroya
Name:	Maneet S. Saroya
Title:	President

[Signature Page to Agreement and Plan of Merger]

PLURALSIGHT, INC.

By:	/s/ Aaron Skonnard
Name:	Aaron Skonnard
Title:	Chief Executive Officer

PLURALSIGHT HOLDINGS, LLC

By:	/s/ Aaron Skonnard
Name:	Aaron Skonnard
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]